Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 16 DATED APRIL 23, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and consolidates, supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock, the extension of our offering, and the filing of a registration statement for a follow-on public offering;

(2)	an update to our independent registered public accounting firm;

(3)	updates to the description of our real property acquisitions;

(4)	the placement of debt on certain real property investments;

(5)	the completion of our acquisition of the non-controlling partnership interests in the Philadelphia Data Center;

(6)	an update to the “Risk Factors” section of our prospectus;

(7)	the declaration of distributions to our stockholders and distributions made through April 8, 2014;

(8)	the compensation, fees and reimbursements incurred to our advisor and its affiliates as of December 31, 2013;

(9)	entry into loans;

(10)	the repayment of the Walnut Hill Property Company Loan;

(11)	an amendment to the KeyBank Loan Agreement and an increase in the KeyBank Credit Facility;

(12)	shares repurchased pursuant to our share repurchase program;

(13)	an update to the key personnel of our advisor;

(14)	the renewal of our advisory agreement;

(15)	the renewal of our property management agreement;

(16)	an update to the estimated use of proceeds;

(17)	an update to the market overview;

(18)	an update to the compensation of our independent directors;

(19)	an update to the management compensation and the estimated acquisition expenses;

(20)	an update to the “Selected Financial Data” section of our prospectus;

(21)	an update to dilution of the net tangible book value of our shares;

(22)	our performance regarding funds from operations and modified funds from operations;

(23)	incorporation of certain information by reference;

(24)	updates to our prior performance summary;

(25)	updates to the “Experts” section of our prospectus;

(26)	updated prior performance tables; and

(27)	revised forms of subscription agreements and the automatic purchase program enrollment form.

Status of our Public Offering, Filing of Registration Statement for Follow-on Public Offering, Extension of this Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of April 8, 2014, we had accepted investors’ subscriptions for and issued 109,473,939 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $1,088,274,984. As of April 8, 2014, we had 65,526,061 shares of our common stock remaining in our Offering.

On October 11, 2013, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, or the Securities Act, to register a maximum of $240,000,000 in shares of our common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of $10,000,000 of additional shares pursuant to the DRIP. Accordingly, as provided pursuant to Rule 415 promulgated under the Securities Act, we extended our current public offering until the earlier of (i) June 6, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

The fifth paragraph of the cover page of the prospectus is superseded in its entirety as follows:

SC Distributors, LLC, which is a member firm of the Financial Industry Regulatory Authority, or FINRA, serves as our dealer manager and will offer our shares of common stock on a best efforts basis. We will sell shares of our common stock in this offering until the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold.

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 7 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

We are offering an aggregate of up to 150,000,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to an additional 25,000,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The second paragraph of the “Prospectus Summary – Distribution Reinvestment Plan” section on page 20 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than any special distributions that are designated by our board of directors. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We will offer shares of common stock in our primary offering until the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to you. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

The third paragraph of the “Plan of Distribution – The Offering” section beginning on page 182 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 25,000,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter the purchase price per share under our distribution reinvestment plan will be 95% of the net asset value per share of common stock, as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. The offering of shares of our common stock will terminate on the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Update to Independent Registered Public Accounting Firm

On April 14, 2014, our audit committee of the board of directors approved and authorized us to, and we did, dismiss Ernst & Young, LLC, or Ernst & Young, as our registered public accounting firm, effective immediately. The reports of Ernst and Young on our financial statements for the years ended December 31, 2013 and 2012 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2013 and 2012, and through the subsequent interim period, there were no (i) disagreements between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, or (ii) “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K. A copy of Ernst & Young’s letter, dated April 16, 2014, stating its agreement with the above statements, was attached as Exhibit 16.1 on our Form 8-K filed with the SEC on April 16, 2014.

On April 14, 2014, the audit committee also approved the engagement of KPMG, LLP, or KPMG, as our independent registered public accounting firm. During the two most recent fiscal years ended December 31, 2013 and 2012, and through the subsequent interim period, neither we nor anyone on our behalf consulted with KPMG regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on our financial statements; or (3) any matter that was either the subject of a disagreement or event identified in response to Item 304(a)(1) of Regulation S-K (there being none).

Real Properties

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Description of Real Estate Investments–Wholly-Owned Properties” section beginning on page 9 of the prospectus and the “Investment Objectives, Strategy and Policies–Description of Real Estate Investments–Wholly-Owned Properties” section beginning on page 114 of the prospectus.

Wholly-Owned Properties

The following table summarizes the properties acquired since April 26, 2013. The properties were purchased from sellers unaffiliated with us, our advisor or our respective affiliates and were generally acquired through the use of proceeds from our initial public offering and debt.

Property Description	Date Acquired	Year Built	Purchase Price		Property Taxes *		Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Wilkes-Barre Healthcare Facility	05/31/2013	2012	$4,375,000		$24,000		$87,500	7.54%	8.69%	100%	Mountain Top, PA
Fresenius Healthcare Facility	06/11/2013	2010	4,640,000		66,000		92,800	7.59%	8.93%	100%	Goshen, IN
Leonia Data Center	06/26/2013	1988	14,760,000		235,000		295,200	7.75%	8.35%	100%	Leonia, NJ
Physicians’ Specialty Hospital	06/28/2013	1994	22,625,000		56,000		452,500	8.50%	9.80%	100%	Fayetteville, AR
Christus Cabrini Surgery Center	07/31/2013	2007	4,700,000		47,000		94,000	8.30%	9.41%	100%	Alexandria, LA
Valley Baptist Wellness Center	08/16/2013	2007	10,283,000		56,000		205,660	7.43%	8.58%	100%	Harlingen, TX
Akron General Integrated Medical Facility	08/23/2013	2013	9,681,000		8,000		193,620	7.40%	8.47%	100%	Green, OH
Victory Medical Center Landmark	08/29/2013	2013	32,166,500	(4)	141,000		643,330	8.07%	10.30%	100%	San Antonio, TX
Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/06/2013	2012	22,038,000		212,000		440,760	7.48%	8.69%	100%	San Antonio, TX
AT&T Wisconsin Data Center	09/26/2013	1989	51,870,000	(4)	110,000	(5)	1,037,400	6.55%	7.17%	100%	Waukesha, WI
AT&T Tennessee Data Center	11/12/2013	1975	109,220,000	(4)	1,180,000	(5)	2,184,400	7.00%	7.66%	100%	Brentwood, TN
Warm Springs Rehabilitation Hospital	11/27/2013	1987	25,755,000	(4)	190,000		515,100	7.92%	9.87%	100%	San Antonio, TX
AT&T California Data Center	12/17/2013	1983	134,500,000	(4)	2,199,000	(5)	2,690,000	7.39%	8.48%	100%	San Diego, CA
Lubbock Heart Hospital	12/20/2013	2003	40,000,000		412,000		800,000	8.27%	9.39%	100%	Lubbock, TX
Walnut Hill Medical Center	02/25/2014	1983	99,423,000	(4)	273,000		1,988,460	9.86%	15.63%	100%	Dallas, TX
Cypress Pointe Surgical Hospital	03/14/2014	2006	25,200,000		114,000		504,000	8.17%	9.65%	100%	Hammond, LA
Milwaukee Data Center	03/28/2014	2004	19,500,000		214,000		390,000	8.83%	9.02%	100%	Hartland, WI

			$630,736,500		$5,537,000		$12,614,730

*	Represents property taxes on the property for 2013, except as otherwise provided.
(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)

Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	These properties are determined to be asset acquisitions. Acquisition fees and expenses associated with transactions deemed to be an asset purchase are capitalized. In addition to the purchase prices noted above, we capitalized acquisition fees and expenses in the total aggregate amount of $10,552,000 for properties purchased since April 26, 2013.
(5)	Represents property taxes on the property for 2012.

We pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of these properties. Among other things, the property manager has the authority to negotiate and enter into leases for the properties on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the properties in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-Owned Properties” section on page 117 of the prospectus.

Wholly-Owned Properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the properties acquired since April 26, 2013:

Property Description(1)	Tenant	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(9)	Current Annual Base Rent	Base Rent Per Square Foot	Lease Expiration
Wilkes-Barre Healthcare Facility(2)	Wilkes-Barre Hospital	15,996	100%	2/5 yr	$328,000(3)	$20.51	02/29/2024
Fresenius Healthcare Facility(2)	Fresenius Medical Care	15,462	100%	3/5 yr	$346,000(4)	$22.38	02/28/2025
Leonia Data Center(6)	Infocrossing	67,000	100%	—	$1,183,000	$17.66	06/30/2022
Physicians’ Specialty Hospital(2)	PSH	55,740	100%	3/5 yr	$1,923,000(5)	$34.50	06/30/2028
Christus Cabrini Surgery Center(2)	Christus Cabrini	15,600	100%	2/5 yr	$390,000(7)	$25.00	07/31/2025
Valley Baptist Wellness Center(2)	Valley Baptist	38,111	100%	2/5 yr	$758,147(7)	$19.89	03/15/2027
Akron General Integrated Medical Facility(2)	Akron General Health System	38,564	100%	2/10 yr	$711,506(3)	$18.45	04/30/2025
Victory Medical Center Landmark(2)	Victory Medical Center	82,316	100%	3/5 yr	$2,595,052(3)	$31.53	09/01/2033
Post Acute/Warm Springs Rehab Hospital of Westover Hills(2)	Post Acute Medical	50,000	100%	2/5 yr	$1,638,175(5)	$32.76	07/31/2029
AT&T Wisconsin Data Center(6)	AT&T Services(10)	142,952	100%	4/5 yr	$3,395,110(5)	$23.75	09/30/2023
AT&T Tennessee Data Center(6)	AT&T Services(10)	347,515	100%	3/10 yr	$7,645,330(5)	$22.00	11/30/2023
Warm Springs Rehabilitation Hospital(2)	Post Acute Medical	113,136	100%	—	$2,040,000(7)	$18.03	11/27/2033
AT&T California Data Center(6)	AT&T Services(10)	499,402	100%	4/5 yr	$9,944,100(8)	$19.91	12/31/2023
Lubbock Heart Hospital(2)	Lubbock Hospital	102,143	100%	3/5 yr	$3,277,000(11)	$32.08	06/19/2027
Walnut Hill Medical Center(2)	Walnut Hill Physicians’ Hospital, LLC	199,182	100%	—	$9,800,000(8)	$49.20	02/29/2044
Cypress Pointe Surgical Hospital(2)	Hammond Surgical Hospital, LLC	63,000	100%	2/10 yr	$2,058,000(12)	$32.67	12/31/2030
Milwaukee Data Center(6)	Thomson Reuters U.S. LLC	59,516	100%	3/5 yr	$1,632,628(13)	$27.43	10/10/2019

(1)	We believe all our properties are suitable for their present and intended purposes, and adequately covered by insurance.
(2)	All of the operations and the principal nature of business of the tenants for these properties are healthcare related. The Wilkes-Barre Healthcare Facility is located in the Scranton-Wilkes-Barre, Pennsylvania metropolitan statistical area, the Fresenius Healthcare Facility is located in the Elkhart-Goshen, Indiana metropolitan statistical area, the Physicians’ Specialty Hospital is located in the Fayetteville-Springdale-Rogers, Arkansas metropolitan statistical area, the Christus Cabrini Surgery Center is located in the Alexandria, Louisiana metropolitan statistical area, the Valley Baptist Wellness Center is located in the Brownsville-Harlingen, Texas metropolitan statistical area, the Akron General Integrated Medical Facility is located in the Akron, Ohio metropolitan statistical area, the Victory Medical Center Landmark is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, the Post Acute/Warm Springs Rehab Hospital of Westover Hills is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, the Warm Springs Rehabilitation Hospital is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, the Lubbock Heart Hospital is located in the Lubbock, Texas metropolitan statistical area, the Walnut Hill Medical Center is located in the Dallas-Fort Worth, Texas metropolitan statistical area, and the Cypress Pointe Surgical Hospital is located in the New Orleans-Metairie-Hammond, Louisiana metropolitan statistical area. Each property may compete with other medical facilities for tenants if the current tenant lease is not renewed.
(3)	The annual base rent under the lease increases every year by 2.50% of the then-current base rent.
(4)	The annual base rent under the lease increases every year by the lower of (i) the percentage change in the consumer price index or (ii) 3.0% of the then-current base rent.
(5)	The annual base rent under the lease increases every year by 2% of the then-current base rent.
(6)	All of the operations and the principal nature of business of the tenants for these properties are data center related. The Leonia Data Center is located in the New York-Northern New Jersey-Long Island metropolitan statistical area, the AT&T Wisconsin Data Center is located in the Milwaukee-Waukesha-West Allis, Wisconsin metropolitan statistical area, the AT&T Tennessee Data Center is located in the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area, the AT&T California Data Center is located in the San Diego-Carlsbad, California metropolitan statistical area, and the Milwaukee Data Center is located in the Milwaukee-Racine-Waukesha, Wisconsin metropolitan statistical area. Each property may compete with other data centers for tenants if the current tenant lease is not renewed.
(7)	The annual base rent under the lease increases every year by 2.25% of the then-current base rent.
(8)	The annual base rent under the lease increases every year by 3% of the then-current base rent.
(9)	Represents option renewal period/term of each option.
(10)	The tenant is a wholly-owned subsidiary of AT&T, Inc. AT&T, Inc. has a Standard & Poor credit rating of A-.
(11)	The annual base rent under the lease increases by the lower of (i) the percentage change in the consumer price index for all urban wage earners and clerical worker(s) or (ii) 4% of the then-current base rent.
(12)	The annual base rent under the lease increases every five years in the amount of the cumulative change, if any, in the consumer price index during the five year period ending on the adjustment date.
(13)	The annual base rent under the lease increases by 8.24% in November 2014.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively. The preliminary depreciable basis in the properties acquired since April 26, 2013, that is estimated as of their respective acquisition date, is as follows:

Wholly-owned Property	Depreciable Tax Basis
Wilkes-Barre Healthcare Facility	$4,115,000
Fresenius Healthcare Facility	$4,176,000
Leonia Data Center	$13,284,000
Physicians’ Specialty Hospital	$20,363,000
Christus Cabrini Surgery Center	$4,230,000
Valley Baptist Wellness Center	$9,254,700
Akron General Integrated Medical Facility	$8,712,900
Victory Medical Center Landmark	$28,949,850
Post Acute/Warm Springs Rehab Hospital of Westover Hills	$19,834,200
AT&T Wisconsin Data Center	$46,683,000
AT&T Tennessee Data Center	$98,298,000
Warm Springs Rehabilitation Hospital	$23,179,500
AT&T California Data Center	$121,050,000
Lubbock Heart Hospital	$35,120,000
Walnut Hill Medical Center	$96,923,000
Cypress Pointe Surgical Hospital	$22,680,000
Milwaukee Data Center	$17,550,000

Placement of Debt on Certain Real Property Investments

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Wholly-Owned Properties” section beginning on page 119 of the prospectus.

Wholly-Owned Properties

The following table summarizes the notes payable obtained in connection with the acquisitions of certain properties since April 26, 2013:

Property Description	Lender	Loan Balance*		Interest Rate	Loan Date
Valley Baptist Wellness Center	American Momentum Bank	$6,320,000	(2)	4.75%(1)	10/11/2013 10/11/2018

AT&T Tennessee Data Center	Bank of America, N.A.	$27,305,000	(3)	3.86%(1)	12/10/2013 12/10/2018

Lubbock Heart Hospital	Texas Capital Bank, N.A.	$15,466,000
	City Bank Texas	5,000,000

		$20,466,000	(4)	30-day LIBOR plus 335 basis points	01/27/2014 01/26/2019
Walnut Hill Medical Center	Capital One, N.A.	$28,000,000
	Premier Bank Texas	6,000,000

		$34,000,000	(5)	6.195%(1)	02/25/2014 02/25/2019
AT&T California Data Center	Bank of America, N.A.	$14,500,000
	Cadence Bank, N.A.	12,500,000
	SunTrust Bank	10,000,000

		$37,000,000	(6)	3.82375%(1)	02/26/2014 02/26/2019

*	Principal balance outstanding on the loan is as of the respective loan origination date.
(1)	Represents the fixed interest rate per annum.
(2)	Subject to certain exceptions, the loan is recourse as to the Valley Baptist Wellness Center. In addition, pursuant to a guaranty, the operating partnership’s liability is limited to 25% of the outstanding principal balance on the loan. The loan agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of additional debt by the Valley Baptist Wellness Center.
(3)	The material terms of the loan provide for the following: (i) a variable annual interest rate at the 30-day LIBOR plus 225 basis points and (ii) a default interest rate that may increase the rate of interest accruing on the outstanding principal balance by 300 basis points above the rate of interest otherwise applicable. In addition, to the extent the principal balance of the loan as of December 10, 2014 does not exceed $46,000,000, no periodic principal payments are required prior to the maturity date. We have the option to draw down additional funds on the Bank of America loan until December 10, 2014. The loan documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type.
(4)	The loan is secured by the Lubbock Heart Hospital. The material terms of the loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 335 basis points and (ii) a default annual interest rate equal to the lesser of (x) the maximum legal rate (as defined in the loan documents) or (y) the 30-day LIBOR plus 835 basis points. The loan documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type.
(5)

The loan is secured by the Walnut Hill Medical Center. The material terms of the loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 400 basis points and an additional 50 basis points paid directly to Capital One, National Association; (ii) a default annual interest rate equal to the lessor of (a) five percentage points over the contract rate (as defined in the applicable loan documents) or (b) the maximum rate of interest permitted to be charged by applicable laws or regulations governing the loan agreement until paid, compounded monthly; and (iii) prepayment of the loan in part or in whole is prohibited on or prior to the third anniversary of the closing date (as defined in the applicable loan documents); provided, however, if a prepayment of the loan on or prior to the third anniversary is the result of the sale of the entirety of our assets, the loan can be prepaid with the payment of a 3% fee during the first year of the loan and a 2% fee during the second and third year of the loan. Thereafter, prepayment, in whole but not in part, of the loan may be made without any penalty or premium. The loan documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type. In addition, pursuant to a guaranty, the operating partnership’s liability is limited to 100% of the outstanding principal balance on the loan for the first six months, 75% after six months and 50% after twelve months.
(6)	In connection with the acquisition of the AT&T California Data Center, the operating partnership entered into a loan agreement and related documents for the benefit of Bank of America, National Association, Cadence Bank, National Association and SunTrust Bank to obtain a loan in the principal amount of $74,000,000, or the Bank of America Loan. The Bank of America Loan is secured by the AT&T California Data Center. The material terms of the Bank of America Loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 225 basis points and (ii) a default interest rate that may increase the rate of interest accruing on the outstanding principal balance by 300 basis points above the rate of interest otherwise applicable. We have the option to draw down additional funds on the Bank of America Loan until August 26, 2014. The loan documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type.

Purchase of Noncontrolling Interests in the Philadelphia Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments—Joint venture properties” section on page 10 of the prospectus and “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Joint venture properties” section on page 116 of the prospectus.

On November 15, 2013, we acquired the remaining noncontrolling interests in the Philadelphia Data Center for a total cost of $18,750,000. We served as the general partner in the joint venture entity that owned the property. As a result, the Philadelphia Data Center is now a wholly-owned property.

Risk Factors

The following disclosure replaces in its entirety the risk factor which begins with the sentence “We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations.” on page 8 of the prospectus:

We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the year ended December 31, 2013, our cash flow provided by operations of approximately $25.7 million was a shortfall of $0.7 million, or 2.7%, of our distributions paid (total distributions were approximately $26.4 million, of which $14.2 million was paid in cash and $12.2 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period. We may use, and have no limits on the amounts we may use, proceeds from this offering, the sale of assets, advances and financings to fund distributions. Any distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate and negatively impact the value of your investment. As a result, the amount of distributions paid at any time may not reflect the performance of our properties or our cash flow from operations.

The following disclosure replaces in its entirety the risk factor “Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real-estate related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.” appearing on page 27 of the prospectus.

Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real estate-related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the year ended December 31, 2013, our cash flow provided by operations of approximately $25.7 million was a shortfall of $0.7 million, or 2.7%, of our distributions paid (total distributions were approximately $26.4 million, of which $14.2 million was cash and $12.2 million was reinvested in shares of our common stock pursuant to our distribution reinvestment plan) during such period. Additionally, we may in the future pay distributions from sources other than from our cash flow from operations. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flow from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return you realize on your investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to you upon a Liquidity Event, any or all of which may have an adverse effect on your investment.

The following disclosure replaces in its entirety the risk factor “A high concentration of our properties in a particular metropolitan statistical area, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.” appearing on page 27 of the prospectus.

A high concentration of our properties in a particular metropolitan statistical area, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of December 31, 2013, we owned 32 properties, located in 24 metropolitan statistical areas, or MSAs, (including one property owned through a consolidated partnership), three of which accounted for 10.0% or more of our annualized rental revenues. Properties located in the Dallas-Ft. Worth-Arlington, Texas area accounted for 24.3% of our 2013 rental revenue, properties located in the Atlanta-Sandy Springs-Marietta, Georgia area accounted for 18.3% of our 2013 rental revenue, and properties located in the Philadelphia-Camden-Wilmington, Pennsylvania area accounted for 11.4% of our 2013 rental revenue. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA’s economy. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.

The following disclosure replaces in its entirety the risk factor “The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.” appearing on page 28 of the prospectus.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.

As of December 31, 2013, we had cash and cash equivalents in excess of federally insurable limits. The Federal Deposit Insurance Corporation only insures interest-bearing accounts in amounts up to $250,000 per depositor per insured bank. While we monitor our cash balance in our operating accounts, if any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits may have a material adverse effect on our financial condition.

Distribution Policy and Distributions

The following data supplements and should be read in conjunction with the discussion contained in the “Prospectus Summary—Distribution Policy” section beginning on page 12 of the prospectus and the section of our prospectus captioned “Description of Securities—Distribution Policy and Distributions” beginning on page 160 of the prospectus.

On each of January 7, 2014 and March 3, 2014, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2014 and ending on May 31, 2014. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock per day, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions declared for the record date in March 2014 were paid in April 2014. The distributions declared for each record date in April 2014 and May 2014 will be paid in May 2014 and June 2014, respectively. The distributions will be payable to stockholders from legally available funds therefor.

We have made the following distributions to our stockholders since inception:

Period Ended	Date Paid	Distribution
July 31, 2011	August 1, 2011	$34,000
August 31, 2011	September 1, 2011	$76,000
September 30, 2011	October 1, 2011	$97,000
October 31, 2011	November 1, 2011	$123,000
November 30, 2011	December 1, 2011	$142,000
December 31, 2011	January 3, 2012	$173,000
January 31, 2012	February 1, 2012	$200,000
February 29, 2012	March 1, 2012	$220,000
March 31, 2012	April 2, 2012	$287,000
April 30, 2012	May 1, 2012	$340,000
May 31, 2012	June 1, 2012	$425,000
June 30, 2012	July 2, 2012	$487,000
July 31, 2012	August 1, 2012	$575,000
August 31, 2012	September 1, 2012	$666,000
September 30, 2012	October 1, 2012	$746,000
October 31, 2012	November 1, 2012	$886,000
November 30, 2012	December 1, 2012	$966,000
December 31, 2012	January 2, 2013	$1,124,000
January 31, 2013	February 1, 2013	$1,257,000
February 28, 2013	March 1, 2013	$1,273,000
March 31, 2013	April 1, 2013	$1,584,000
April 30, 2013	May 1, 2013	$1,727,000
May 31, 2013	June 3, 2013	$1,997,000
June 30, 2013	July 1, 2013	$2,153,000
July 31, 2013	August 1, 2013	$2,471,000
August 31, 2013	September 1, 2013	$2,766,000
September 30, 2013	October 1, 2013	$2,976,000
October 31, 2013	November 1, 2013	$3,413,000
November 30, 2013	December 2, 2013	$3,652,000
December 31, 2013	January 2, 2014	$4,150,000
January 31, 2014	February 3, 2014	$4,512,000
February 28, 2014	March 3, 2014	$4,580,000
March 31, 2014	April 1, 2014	$5,765,000

For the year ended December 31, 2012, we paid distributions of $6.0 million, of which $3.2 million was paid in cash and $2.8 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. During the year ended December 31, 2012, our cash flows provided by operations of approximately $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid. Net loss and funds from operations, or FFO, were $(7.7) million and $(3.0) million, respectively, for the year ended December 31, 2012. For the year ended December 31, 2013, we paid distributions of $26.4 million, of which $14.2 million were paid in cash and $12.2 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. For the year ended December 31, 2013, our cash flow provided by operations of $25.7 million was a shortfall of $0.7 million, or 2.7% of our distributions paid, and such shortfall was paid from proceeds from common stock issued pursuant to the distribution reinvestment plan. Net income and FFO were $12.7 million and $28.1 million, respectively, for the year ended December 31, 2013. As of December 31, 2013, cumulative since inception, we paid distributions of $32.8 million, of which $17.6 million were paid in cash and $15.2 million were reinvested in shares of our common stock pursuant to the distribution reinvestment plan, and of which $17.6 million were paid from cash flows provided by operations of $26.9 million. Net income and FFO were $3.8 million and $24.2 million, respectively, as of December 31, 2013, cumulative since inception. We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation or amortization, and after adjustments for unconsolidated partnerships and joint ventures. Agreements for unconsolidated partnerships and joint ventures are calculated to reflect FFO. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference in this prospectus supplement, for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net loss.

The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations, may cause us to incur additional interest expense as a result of borrowed funds and may cause subsequent investors to experience dilution.

The following table presents distributions and source of distributions for the periods indicated below (amounts are rounded in thousands):

	Three Months Ended
	December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$5,276	53%	$3,960	54%	$2,905	55%	$2,035	56%
Distributions reinvested	4,765	47%	$3,431	46%	2,404	45%	1,617	44%

Total distributions	$10,041	100%	$7,391	100%	$5,309	100%	$3,652	100%

Source of distributions:
Net cash provided by operating activities	$5,276	53%	$3,960	54%	$2,905	55%	$2,035	56%
Offering proceeds from issuance of common stock pursuant to the DRIP	4,765	47%	3,431	46%	2,404	45%	1,617	44%

Total sources	$10,041	100%	$7,391	100%	$5,309	100%	$3,652	100%

Amounts listed above include distributions paid on nonvested shares of our restricted common stock.

The third paragraph in the “Prospectus Summary-Distribution Policy” section beginning on page 12 of the prospectus is supplemented by adding the following sentence to the end of such paragraph:

See the section titled “Description of Securities-Distribution Policy and Distributions” beginning on page 160 of this prospectus.

Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 84 of the prospectus.

The following table summarizes the compensation, fees and expenses incurred by us, our advisor and its affiliates related to the offering stage during the respective periods (amounts are rounded):

	As of December 31, 2013	As of December 31, 2012
Offering Stage:
Selling commissions	$33,305,000	$10,876,000
Selling commissions reallowed by our dealer manager	$33,305,000	$10,876,000
Dealer manager fee	$14,194,000	$4,661,000
Dealer manager fee reallowed by our dealer manager	$5,027,000	$1,330,000
Other organization and offering expenses	$9,654,000	$2,999,000

The following table summarizes any compensation fees and expenses incurred by us, our advisor and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (amounts are rounded):

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Acquisitions and Operations Stage:
Acquisition fees and expenses(1)	$13,104,000	$11,474,000
Asset management fees(2)	$2,343,000	$133,000
Property management and leasing fees and expenses	$1,470,000	$561,000
Operating expenses	$1,005,000	$280,000

(1)	Acquisition fees and expenses associated with transactions deemed to be an asset purchase are capitalized. Acquisition fees and expenses related to the acquisition of properties deemed to be business combinations are expensed as incurred. For the year ended December 31, 2013, we capitalized and expensed $7,489,000 and $5,615,000 in acquisition fees and expenses, respectively.
(2)	For the years ended December 31, 2013 and 2012, the advisor waived irrevocably, without recourse, $2,339,000 and $1,112,000, respectively in asset management fees.

Our advisor, or its affiliates, incurred other organization and offering expenses on our behalf of approximately $13,101,000 and $8,600,000 as of December 31, 2013 and 2012, respectively. As of December 31, 2013, we paid our dealer manager approximately $65,853,000 in selling commissions and broker dealer fees, reimbursed our dealer manager approximately $2,347,000 in offering expenses, and accrued approximately $253,000 of other offering expenses, the total of which represents our maximum liability for organization and offering costs in connection with the initial public offering. As of December 31, 2013, we reimbursed our advisor approximately $10,724,000 in offering costs.

As of December 31, 2013, compensation incurred but not yet paid to our advisor or its affiliates was $696,000, representing asset and property management fees, acquisition costs, general and administrative costs, and offering costs, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

During the years ended December 31, 2013 and 2012, no commissions or fees were incurred for services provided by our advisor and its affiliates related to the liquidation/listing stage.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 102 of the prospectus:

Bay Area Preferred Equity Loan and Repayment of the Bay Area Bridge Loan

We, through our operating partnership, are a party to a preferred equity loan agreement, or the Bay Area Preferred Equity Loan, with Bay Area Hospital Property Company, LLC, an unaffiliated entity, to provide funds to the borrower in an aggregate principal amount of $22,500,000, proceeds from which will be used for the construction of a 104-bed acute care hospital, located in Webster, Texas, or the Bay Area Regional Medical Center. The Bay Area Regional Medical Center is expected to be completed in June 2014. The Bay Area Preferred Equity Loan is collateralized by the membership interest in the members of the parent company of Bay Area Hospital Real Estate, LLC, and is guaranteed by the parent company and its two members. Using proceeds from the Bay Area Preferred Equity Loan, the borrower repaid the $20,000,000 outstanding balance under the Bay Area Bridge Loan we had previously entered into with the borrower.

The Bay Area Preferred Equity Loan bears interest at a per annum rate equal to 17%. The borrower will pay a current interest rate of 10% per annum and will accrue interest at 7% as exit interest per annum based on the average daily outstanding balance during the term of the Bay Area Preferred Equity Loan. The exit interest is due upon repayment of the Bay Area Preferred Equity Loan. In connection with entering into the Bay Area Preferred Equity Loan, we paid our advisor an origination fee of $450,000. The Bay Area Preferred Equity Loan can be prepaid in accordance with the terms of the loan agreement and matures in November 2018.

On March 25, 2014, we modified the Bay Area Preferred Equity Loan to increase the aggregate principal amount to $27,500,000. The additional $5,000,000 bears interest at a per annum rate equal to 10%. The borrower will not accrue interest at 7% as exit interest on the additional $5,000,000. As of April 8, 2014, we had funded $24,475,000 under the Bay Area Preferred Equity Loan.

Medistar Loan and Repayment of Victory/Walnut Hill Bridge Loan

We, through our operating partnership, are a party to a bridge loan agreement with two unaffiliated borrowers, or the Medistar Loan (previously referred to as the Walnut Hill Bridge Loan). Pursuant to the loan agreement, the operating partnership agreed to provide funds to the borrowers in the aggregate principal amount of $11,000,000 to be used for the construction of a medical facility.

The obligations of the borrowers under the Medistar Loan are guaranteed by Manfred Co., L.C., which is the parent company of the borrowers, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Medistar Loan is evidenced by a promissory note and a loan agreement, and is collateralized by a 23 acre parcel of land in Houston, Texas. The Medistar Loan bears interest at a per annum rate equal to 8% and matures upon the earlier of (i) the sale or refinancing of the property under construction for which the proceeds of the loan were used and (ii) December 31, 2014. As of April 8, 2014, we had funded $9,500,000 under the Medistar Loan.

With the proceeds from the Medistar Loan, the borrowers repaid the $7,000,000 outstanding balance under the Victory/Walnut Hill Bridge Loan we had previously entered into with the borrowers in the aggregate principal amount of $18,000,000.

Landmark Construction Loan

We, through our operating partnership, are a party to a construction loan agreement, or the Landmark Loan, with 800 Savannah, LLC, an unaffiliated entity, as the borrower, to provide funds to the borrower in an aggregate principal amount of $14,110,000 to be used for the development of a 50,000 square-foot long term acute care hospital located in Savannah, Georgia.

The obligation of the borrower under the Landmark Loan is guaranteed by Manfred Co., L.C., which is the parent company of the borrower, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Landmark Loan bears interest at 9% per annum based on the average daily outstanding balance during the term of the loan. The Landmark Loan can be prepaid in accordance with the terms of the loan agreement and matures in December 2015. As of April 8, 2014, we had funded $2,751,470 under the Landmark Loan.

Repayment of the Walnut Hill Property Company Loan

In connection with the previously disclosed preferred equity loan agreement with Walnut Hill Property Company, on February 25, 2014, the borrower repaid the Walnut Hill Property Company Loan in the total outstanding principal amount of $20,000,000.

Amendment of KeyBank Loan Agreement

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On June 11, 2013, our operating partnership, certain of our affiliates and the lenders party to the KeyBank Credit Facility entered into a second amendment to the KeyBank Loan Agreement. In connection with the amendment, the definition of “Mortgage Note Receivables” appearing in section 1.1 of the KeyBank Loan Agreement was amended and restated to include mortgage and notes receivables and other promissory notes, including interest payments thereunder, in favor of, or payable to, the operating partnership or any subsidiary party to the KeyBank Loan Agreement that are secured by (a) a mortgage loan on a data center asset or a medical asset or (b) a pledge of the equity interest in any entity which directly or indirectly owns an equity interest in any entity that owns a data center asset or a medical asset.

Additionally, section 8.3 of the KeyBank Loan Agreement, which deals with certain exceptions to the restrictions on investments made by the operating partnership, was amended to allow for (i) investments by the operating partnership or its subsidiaries (other than subsidiaries who are guarantors under the KeyBank Loan Agreement) in mortgage note receivables and (ii) the acquisition of fee simple interests or long-term ground lease interests in real estate by the operating partnership or its subsidiaries party to the KeyBank Loan Agreement that meet the property type requirements of a data center asset or a medical asset. In connection with the amendment, the lenders also acknowledged that certain loans previously made by the operating partnership qualified as permitted investments under section 8.3 of the KeyBank Loan Agreement.

Increase in KeyBank Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Placement of Debt on Certain Real Property Investments—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On August 9, 2013, our operating partnership and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank, and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000, consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the operating partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the operating partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.00% to 1.75% (the base rate was previously set at a range from 1.25% to 2.25%), which is determined based on the overall leverage of the operating partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments. The unused fee is payable quarterly in arrears.

Each subsidiary of the operating partnership in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the additional properties in which the operating partnership has pledged a security interest that serves as collateral for the KeyBank Credit Facility since April 26, 2013:

Property (1)	Date Added	Borrowing Base Availability (2)
Wilkes-Barre Healthcare Facility	06/06/2013	$2,219,000
Fresenius Healthcare Facility	06/24/2013	$2,270,000
Leonia Data Center	07/26/2013	$7,726,000
Physicians’ Specialty Hospital	07/31/2013	$13,083,000
Akron General Integrated Medical Facility	08/28/2013	$4,734,000
Victory Medical Center Landmark	09/19/2013	$17,695,000
Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/19/2013	$11,017,000
AT&T Wisconsin Data Center	09/26/2013	$23,232,000
Christus Cabrini Surgery Center	10/02/2013	$2,583,000
Warm Springs Rehabilitation Hospital	11/27/2013	$13,528,000
Cypress Pointe Surgical Hospital	03/14/2014	$13,922,000

(1)	The operating partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust. The operating partnership has assigned its rights under a property management agreement of the entity that owns directly the property as additional collateral to secure the KeyBank Credit Facility.
(2)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we had drawn down $55,000,000 under the KeyBank Credit Facility and we had approximately $142,652,000 remaining available under the borrowing base with an aggregate borrowing capacity of $197,652,000.

Share Repurchase Program

The thirteenth paragraph of the “Share Repurchase Program” section beginning on page 172 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

The following table represents our redemption program history for the periods indicated below:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Total number of share redemption requests	80,000	20,000
Total number of shares redeemed	80,000	20,000
Average price paid per share	$9.79	$9.80
Aggregate amount	$783,000	$196,000

Source of funds:
Proceeds from issuance of common stock pursuant to the DRIP	$783,000	$196,000

An Update to the Key Personnel of the Advisor

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

Our advisor is Carter/Validus Advisors, LLC. Our officers and one other director also are officers, key personnel and/or members of our advisor. Our advisor has contractual responsibility to us and our stockholders pursuant to the advisory agreement. Our advisor is indirectly majority-owned and controlled by Messrs. Carter and Garcia, Jr.

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
John Carter	54	Chief Executive Officer and Member of Investment Management Committee
Michael Seton	41	President and Member of Investment Management Committee
Todd Sakow	42	Chief Financial Officer and Treasurer
Lisa Drummond	50	Chief Operating Officer and Secretary
Robert Winslow	64	Executive Vice President of Asset Management and Member of Investment Management Committee
Patrick Miller	50	Executive Vice President
Mario Garcia, Jr.	43	Member of Investment Management Committee
Robert Peterson	62	Member of Investment Management Committee
Robert A. Stacy	37	Senior Vice President—Healthcare Division
Christof Hammerli	40	Chief Acquisitions Officer
John Regan	50	Vice President of Acquisitions and Due Diligence—Data Center Division

The backgrounds of John Carter, Todd Sakow, Lisa Drummond and Mario Garcia, Jr. are described in the “Management—Executive Officers and Directors” section of this prospectus.

Michael Seton is the President of Carter/Validus Advisors, LLC and a member of its Investment Management Committee. He also is the President of our sponsor, Carter/Validus REIT Investment Company, LLC. Mr. Seton is responsible for all acquisitions, including underwriting and project and corporate level financings. Mr. Seton has more than 18 years of real estate and investment finance experience. From 1996 until joining Carter & Associates in September 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documentation, closing and distribution of real estate financings for private developers and owners, REITs, and real estate operating companies (REOCs). Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $30 billion in financings for real estate clients, including high profile transactions such as the recapitalization of the Chrysler Building and the General Motors Building, both of which are located in New York, New York, Merchandise Mart in Chicago, Illinois, construction financing for 15 Central Park West in New York, New York, several Ritz-Carlton hotels throughout the United States, and many office developments in major U.S. cities. While at Eurohypo AG, Mr. Seton’s clients included Millennium Partners, Tishman Speyer Properties, Vornado Realty Trust, Carter & Associates, Boston Properties and Goldman Sachs. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

Robert M. Winslow is Executive Vice President of Asset Management and a member of the Investment Management Committee of Carter/Validus Advisors, LLC. He has more than 36 years of real estate experience in the Southeastern United States, specializing in Florida. Over the past 24 years, Mr. Winslow has packaged and managed more than 50 commercial investments in hotels, offices and shopping centers with a value exceeding

$300 million. He currently serves as President and Chief Executive Officer of Global Building and Consulting Corporation, a multi-service residential and commercial investment company specializing in performance-oriented management of real estate assets, and has served in such capacities since 1996. At Global Building and Consulting Corporation, Mr. Winslow has developed condominium, single family and commercial properties. From 1987 to 1989, Mr. Winslow structured a joint venture with Prentiss Properties to serve as the Florida Development Manager for proposed office projects for tenants including, among others, Loral Federal Systems and AT&T. In July 1980, Mr. Winslow founded Global Properties, a full service real estate brokerage firm with a unique international theme that grew to over 120 sales associates, and served as the President of its General Partner until Global Properties was sold to a private investment group under a multi-year payout from 1984 to 1985. Global Properties was the first firm with whom Merrill Lynch signed a non-binding Letter of Intent to purchase a property when it entered the Orlando market. Prior to founding Global Properties in 1980, Mr. Winslow was Vice President of Real Estate for Winter Park Land Company, where he managed a $35 million real estate portfolio, supervising the development, brokerage and maintenance operations, as well as reversing two unprofitable divisions into successful ventures and creating a compatible new construction strategy. Mr. Winslow obtained a Bachelor of Arts in Business Administration from Rollins College in Winter Park, Florida in 1971 and a Masters in Business Administration in International Finance from the Roy E. Crummer Graduate School of Business at Rollins College in Winter Park, Florida in 1973.

Patrick Miller is Executive Vice President of Carter/Validus Advisors, LLC. He is a co-founder of SC Distributors, LLC and has served as President since its formation in March 2009. He is co-founder and Managing Director of Strategic Capital Companies, LLC, a distribution and advisory business focused on marketing alternative investment products via professional financial intermediaries which was formed in June 2009. Mr. Miller is responsible for overall strategy and new business development at Strategic Capital Companies, LLC. Mr. Miller also is the Executive Vice President of O’Donnell Strategic Industrial Advisors, LLC, SIC Advisors, LLC and Trilinc Advisors, LLC. In addition, Mr. Miller serves on the Board of Trustees for the Investment Program Association. Mr. Miller also has been the Executive Vice President of O’Donnell Strategic Industrial Advisors, LLC since August 2010. Prior to founding Strategic Capital Companies, LLC, he served as President of KBS Capital Markets Group, LLC, or KBS, since the company’s inception in October 2005. During his tenure, KBS raised approximately $1.7 billion in investment capital for KBS Real Estate Investment Trust and successfully launched KBS Real Estate Investment Trust II, Inc. From 2002 until joining KBS Capital Markets Group in October 2005, Mr. Miller served as President and Chief Executive Officer of FinancialCampus, an online education and training company serving the financial services industry. He was responsible for facilitating the successful acquisition of the company by the Thomson Corporation in 2004. Mr. Miller also served as Chief Executive Officer of Equitable Distributors Inc., the wholesale distribution subsidiary of AXA Financial until 2001. Mr. Miller was elected Chief Executive Officer in 2000 after having joined Equitable Distributors at its inception in 1996 as President of the Wirehouse Division. Mr. Miller obtained a Bachelor of Arts from the University of California at Los Angeles in 1985.

Robert Peterson is a member of the Investment Management Committee of Carter/Validus Advisors, LLC. Mr. Peterson has more than 35 years of real estate experience. Mr. Peterson joined Carter & Associates in May 2001 as a partner and Executive Vice President. In October 2002, he assumed the role of Chairman of the board of directors and Chief Executive Officer of Carter & Associates, and has served in such capacities since. Prior to joining Carter & Associates, Mr. Peterson was Managing Director of CarrAmerica Realty Company (NYSE:CRE) and President of CarrAmerica Development Inc. He also served on CarrAmerica Realty Company’s investment and operating committees. Prior to joining CarrAmerica Realty Company and CarrAmerica Development Inc. in October 1996, Mr. Peterson served as Chief Executive Officer of Peterson Properties, a full-service commercial real estate company, which he founded in 1979 and subsequently sold to CarrAmerica Realty Company in October 1996. Peterson Properties developed over 30 office and industrial projects totaling approximately four million square feet, and handled more than $1 billion in investment transactions over a 17-year period ending in 1996. Mr. Peterson obtained a Bachelor of Science from the University of North Carolina in Chapel Hill, North Carolina in 1974.

Robert A. Stacy is the Senior Vice President—Healthcare Division of Carter/Validus Advisors, LLC. Mr. Stacy has over 11 years of experience in real estate, finance, and development in the southeastern United States, specializing in healthcare and retail investment sales, leasing, acquisitions and development. Mr. Stacy was formerly the Senior Director of Corporate Real Estate and Construction for Novant, which included managing all leasing and development activities, advising market leaders on strategic real estate decisions, responsible for lease administration activities, led the property management team responsible for 3.3 million square feet, as well as a team responsible for $150 million sale/leaseback transaction. Prior to Novant, Mr. Stacy was Vice President of Contract and Government Sales for Drexel Heritage Furnishings where he advised in site selection and lease negotiations. Prior to 2005, Mr. Stacy was an Investment Associate for Edens & Avant, and Real Estate Services for Branch Banking and Trust (BB&T). Mr. Stacy received a Bachelor’s degree in Business Economics from Wofford College and a Masters in Business Administration from the University of South Carolina, Darla Moore School of Business.

Christof Hammerli is the Chief Acquisitions Officer of Carter/Validus Advisors, LLC. Mr. Hammerli has more than 15 years of experience in various finance, risk management and corporate development roles. Most recently, Mr. Hammerli was Director of Corporate Development for Equinix, Inc., a global network neutral collocation provider. In that role, Mr. Hammerli was responsible for coordinating growth efforts for Equinix in Europe and the United States. This included real estate selection decisions, buy versus lease assessments and the analysis of new markets to enter via acquisitions. Specific responsibilities also included building valuation models, management of the due diligence process (financial, operational, legal and commercial) and the coordination of the post-deal integration. Mr. Hammerli worked at Equinix from August 2007 until February 2011. From June 2004 until July 2007, Mr. Hammerli worked for MetLife, a life insurer and real estate investor, where he was responsible for enterprise-wide risk reporting, various strategic initiatives and merger integrations. Prior to MetLife, Mr. Hammerli worked at Credit Suisse and Ernst & Young Consulting in various roles including finance, risk management, project management and business development. Mr. Hammerli obtained a Bachelor’s Degree in Management and Finance from the University of Tampa in December, 1997 and a Master’s in Business Administration from Northwestern University’s Kellogg School of Business in June 2002. Mr. Hammerli is also a Licensed International Financial Analyst (LIFA—lifetime charter holder).

John Regan is the Vice President of Acquisitions and Due Diligence—Data Center Division of Carter/Validus Advisors, LLC. Mr. Regan has over 28 years of experience in information technology and facilities infrastructure. Mr. Regan joined Carter/Validus Advisors, LLC after nearly 18 years at PricewaterhouseCoopers LLP, an accounting and professional services firm. At PricewaterhouseCoopers, Mr. Regan served as National Director of Data Center Services from 2004 to December 2010, National Director of Network Services from March 2002 to September 2004, and National Director of Infrastructure Delivery from September 1999 to March 2002. Prior to PricewaterhouseCoopers, from September 1983 to March 1993, Mr. Regan worked as Principal Software Specialist at Digital Equipment Corporation, a computer hardware and software manufacturing firm. Mr. Regan’s experience has included a broad spectrum of responsibilities from systems, networking and facilities infrastructure design, through implementation and operations, to sales and technical sales support. Mr. Regan led a team of technology and facilities infrastructure engineers and project managers through the execution of more than 26 million square feet of real estate projects spanning renovations, restacks, retrofits, consolidations and new build outs of Coopers & Lybrand and PricewaterhouseCoopers technology and facilities infrastructure projects driving technology as a key business enabler to marketplace success. His extensive experience in the facilities space culminated with the achievement of building a state-of-the-art LEED Gold certified Mission Critical Facility commissioned in early 2010. The facility was recognized by Computer World and Network World as a key element in PricewaterhouseCoopers achieving the status as number one Green IT Organization worldwide. Mr. Regan is an expert in business continuity and disaster recovery having held the responsibility for PricewaterhouseCoopers Disaster Recovery program and achieving credentialed status as a Certified Business Continuity Professional (CBCP). Mr. Regan has also gone on to achieve status as an Accredited Tiering Specialist (ATS) through the Uptime Institute. Mr. Regan holds multiple certificates in the technology infrastructure space having achieved IT Infrastructure Library (ITIL) certification and various systems designations through Digital Equipment Corporation, Research Triangle Institute and North Carolina State University.

Our advisor has established an investment management committee, which consists of Messrs. Carter, Seton, Garcia, Jr., Peterson and Winslow. The investment management committee’s primary function is to find, evaluate, present and recommend to our advisor’s executive officers and to our board of directors, as applicable, investment opportunities.

Renewal of Our Advisory Agreement

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

On November 8, 2013, our board of directors, after review of the advisor’s performance during the last year, renewed the amended and restated advisory agreement with our advisor, dated November 26, 2010. The renewal will be for a one-year term and is effective as of November 26, 2013.

Renewal of Our Property Management Agreement

The following information supplements the disclosure contained in the “Management—Affiliated Companies—Property Manager” section beginning on page 81 of the prospectus.

On November 8, 2013, our board of directors, after review of the property manager’s performance during the last year, renewed the property management agreement with our property manager, dated November 12, 2010. The renewal will be for a one-year term and is effective as of November 12, 2013.

Estimated Use of Proceeds of the Offering

The following supercedes and replaces the second paragraph contained in the “Estimated Use of Proceeds” section on page 58 of the prospectus, and all similar discussions appearing throughout the prospectus.

Assuming the maximum amount of the primary offering is raised, we currently estimate that we will continue to invest assets in data centers and medical facilities. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria. We expect the size of individual properties that we purchase to vary significantly, but we expect most of the future properties we acquire are likely to have a purchase price between $10 million and $150 million. While we intend to have a balanced portfolio between the various property types at the end of our primary acquisition period, we may not have a balanced portfolio at any particular time. In addition, there is no assurance that upon the completion of this offering we will not allocate the proceeds from this offering in a different manner among our target assets. Our decisions will depend on prevailing market conditions and may change over time in response to opportunities available in light of different interest rates and economic and credit environments. Until we invest all of the net proceeds of this offering, we may invest the uninvested proceeds in short-term, highly liquid or other authorized investments, such as money market mutual funds, certificates of deposit, commercial paper, interest-bearing government securities and other short-term investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate investments. See the section entitled “Investment Objectives, Strategy and Policies — Investment Limitations” in this prospectus for a more detailed discussion of the limitations of the assets we may acquire.

The following supersedes and replaces the table contained in the “Prospectus Summary—Estimated Use of Proceeds of This Offering” section on page 12 and the table contained in the “Estimated Use of Proceeds” section on page 59 of the prospectus, and all similar discussions appearing throughout the prospectus.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,500,000,000	100.00%	$1,737,500,000	100.00%
Less offering expenses:
Selling commissions and dealer manager fee	146,250,000	9.75%	146,250,000	8.42%
Organization and offering expenses	18,750,000	1.25%	21,718,750	1.25%

Amount available for investment	$1,335,000,000	89.00%	$1,569,531,250	90.33%

Acquisition:
Acquisition and advisory fees	$25,960,136	1.73%	$30,520,783	1.76%
Acquisition expenses	9,735,057	0.65%	11,445,294	0.66%
Working capital reserve	1,298,007	0.09%	1,526,039	0.09%

Amount invested in properties	$1,298,006,800	86.53%	$1,526,039,134	87.82%

The following information supersedes and replaces footnote (5) on page 60 of the Prospectus.

(5)	Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property or other real estate related investments (including our pro rata share of debt attributable to such property); however, expenses on a particular acquisition or investment may be higher. Acquisition fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us. Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition expenses would be $17,167,940. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition expenses would be $20,029,264.

Market Overview

The following information supercedes and replaces in its entirety the disclosure contained in the “Market Overview” section beginning on page 61 of the prospectus.

Over the last 50-plus years, Carter & Associates, one of the principals of our sponsor, has been recognized as an industry leader with extensive experience in all facets of leasing, management, investment and development of commercial and residential properties. Carter & Associates currently owns, manages or leases approximately 4.1 million square feet of space in 10 states across the U.S. After successfully and responsibly navigating five decades of real estate cycles, we believe that Carter & Associates’ deep longstanding relationships and our lack of legacy property issues place us in a unique position to take advantage of the current and impending real estate investment opportunities.

Medical Industry and Property Sector

We believe that the medical property sector is uniquely poised to enter an expansion phase based on an aging population, fundamental changes to the healthcare system, medical innovation and a near shut down in speculative medical office development in the past few years.

Demographics

According to Marcus & Millichap — National Medical Research Report, Second Half 2013, demographic trends point to substantial growth in the healthcare industry over the next decade. During this period, the 65-plus age segment of the population is expected to expand significantly.

•

The U.S. population age 65 and over is expected to more than double between 2012 and 2060 according to the US Census Bureau — U.S. Population Projections (2010). By 2030, almost one out of five Americans will be 65 years or older.

•

Additionally, according to the U.S. Census Bureau (2010), the fastest growing age group in the country consists of those individuals age 85 or over. With such a tremendous increase in the aging population, we believe that medical office space in all U.S. markets will be in demand for much of the foreseeable future.

Healthcare Reform

As the healthcare industry continues to evolve as a result of recent healthcare reform legislation and increased government spending, we believe that new medical facilities and supporting office properties will be developed and existing facilities will need to be repositioned to conform to new standards and redefined user groups and to accommodate the increase in demand created by more insured Americans.

•

As the number of insured individuals increases due to healthcare reform, the demand for healthcare services is expected to increase significantly. According the Marcus & Millichap — National Medical Office Research Report, Second Half 2013, the passage of the Affordable Care Act, or the ACA, will bring healthcare coverage to approximately 25 million previously uninsured individuals.

•

According to the U.S. Bureau of Labor Statistics (“BLS”) — Career Guide to Industries (2010-2011), the healthcare industry is expected to generate 3.5 million new wage and salary jobs between 2010 and 2020. According to the BLS Employment Projections (2012-2022), the healthcare sector is projected to grow at an annual rate of 2.6 percent, adding 5 million jobs between 2012 and 2022. The growth reflects, in part, the demand for healthcare workers to address the needs of an aging population.

•

According to Marcus & Millichap — National Medical Office Research Report, Second Half 2013, the number of Americans over the age of 65, the population segment with the greatest healthcare needs, will grow by more than 18 million over the next 10 years. This shift in demographics is expected to necessitate additional medical space, as individuals in this age bracket require almost double the number of visits per person than any other group.

Medical Innovation

We believe technology, innovation and research and development will play crucial roles in healthcare reform, providing yet another potential demand driver for medical space. The medical landscape is changing rapidly as new treatments, drugs and devices become available. We also believe that such change will result in increased spending on research, including investments in studies in the comparative effectiveness of drugs and treatment, thereby generating demand for research and development facilities and traditional medical office space. In addition, we believe these enhanced technologies will drive healthcare services that historically were provided in large, general hospitals to specialty out-patient and other dedicated specialty facilities that we believe are more efficiently designed.

•

According to Government Technology.com (2010), the $787 billion American Recovery and Reinvestment Act of 2009, or the ARRA, has allocated approximately $19 billion to facilitate the development of electronic medical records. Additionally, according to the National Institute of Health (2009), the ARRA also contains $10 billion for medical research to the National Institute of Health to be distributed in the form of grants to top researchers around the country for, among other purposes, studies comparing the effectiveness of certain drugs and treatments. As a result, we believe that the ARRA will increase the demand for research and development facilities and traditional medical office space.

•

According to the U.S. Department of Health and Human Services — Centers for Medicare and Medicaid Services (2011), from 2010 to 2020, the average annual growth rate for spending on healthcare is estimated to be 5.8% vs 4.7% of the gross domestic product.

Recent Performance

According to Marcus and Millichap — Special Report — Healthcare Outlook 2010, the medical office investment market proved more resilient than most other commercial property segments during the recent economic recession, and we expect demand for healthcare-related real estate to accelerate over the next several years due to passage of the ACA and existing demographic trends, as noted above. According to Marcus and Millichap — National Medical Office Research Report, Second Half 2013, over the past twelve months, medical office vacancy contracted 20 basis points to 9.9% on a national level.

Growth in Third-Party Ownership of Healthcare Real Estate

We believe that increased demand for newer, more convenient, technologically advanced and clinically efficient healthcare properties will cause existing and newly-formed medical service providers to modernize their facilities by renovating existing properties and building new facilities. Additionally, in order to operate profitably within a managed care environment, medical service providers are aggressively trying to increase patient populations, while maintaining lower overhead costs by building new healthcare facilities in areas of population and patient growth. Capital constraints aside, these medical service providers are likely to be less adept at managing and owning real estate and will tend to outsource these functions to third-parties. We further believe these trends encourage third-party ownership of existing and newly developed healthcare properties and will result in third-parties, including REITs, owning an increasing percentage of institutional-quality healthcare facilities.

Acquisition Strategy

Carter & Associates has significant expertise in developing and financing healthcare related real estate projects. Carter & Associates provides hospitals and health systems clients with a full spectrum of real estate facility financing and development services, as well as industry expertise in operations, strategic, facility and capital planning, program management, facility ownership and development, leasing and property management. Carter & Associates currently owns, manages or leases approximately 4.1 million square feet of space in 10 states across the U.S. Carter & Associates has a track record of long-term client relationships, which often span several decades. Our acquisition strategy focuses on the sourcing of medical property acquisitions, investments and developments through existing relationships of Carter & Associates with healthcare system, company and medical office users, as well as through various third party real estate brokers.

We focus on the following facility types:

•

Inpatient rehabilitation facilities – Inpatient rehabilitation facilities are hospitals that provide inpatient rehabilitation services for patients recovering from injuries, organ transplants, amputations, cardiovascular surgery, strokes, and complex neurological, orthopedic, and other conditions. These hospitals are often the best medical alternative to traditional acute care hospitals, which receive reimbursement based upon diagnostic-related groups and thus are pressured to discharge patients to lower-cost, post-acute care settings after the patient becomes medically stable.

•

Long-term acute care hospitals – Long-term acute care hospitals are hospitals that focus on extended hospital care, generally at least 25 days, for the medically complex patient. Long-term acute care hospitals have arisen from a need to provide care to patients in acute care settings, including daily physician observation and treatment, before they are able to go home or into a rehabilitation hospital.

•

Acute care hospitals – Acute care hospitals are general medical and surgical hospitals providing both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities often act as feeder hospitals to dedicated specialty facilities.

•

Medical office buildings – Medical office buildings are buildings occupied by physician practices located near or adjacent to acute care hospitals or other facilities where healthcare services are rendered. Medical office buildings can be leased by physicians, physician practice groups, hospitals or hospital systems. We intend to target primarily those medical office buildings that have at least one creditworthy tenant.

•

Ambulatory surgery centers – Ambulatory surgery centers are freestanding facilities designed to allow patients to have surgery, spend a short time recovering at the center, then return home to complete their recovery. Ambulatory surgery centers offer a lower cost alternative to general acute care hospitals for many surgical procedures in an environment that is more convenient for both patients and physicians. Procedures commonly performed include those related to dermatology, ear, nose and throat/audiology, pain, ophthalmology, orthopedics and sports health, and urology.

•

Other dedicated specialty acute care hospitals – Other dedicated specialty acute care hospitals are medical and surgical hospitals dedicated to specialized services, such as orthopedic hospitals, cardiac hospitals, hospitals and psychiatric hospitals. These hospitals typically are located in urban and suburban areas, and offer their specialized services in a lower cost setting than in a general acute care hospital.

•

Integrated medical facilities – Integrated medical facilities are facilities containing multiple healthcare operators. These facilities typically contain a surgery center, diagnostic center and physician or physician clinic offices in a single building, and typically will have a hospital or hospital system operator as the single tenant/operator under a master lease.

•	Single-tenant/operator physician clinics – Single-tenant/operator physician clinics are freestanding physician clinics occupied by a single, creditworthy physician group.

We intend to continue to acquire healthcare properties from healthcare operators and from developers. Once we acquire a property, we will either (i) lease the property back to the original operator or to a third-party operator pursuant to a long-term net lease that provides for annual rent increases and inflation protection, (ii) assume a lease with a third party operator from the developer from whom we have acquired the property, or (iii) lease the property, on an arms-length basis, to a taxable REIT subsidiary and contract with the operator to manage the healthcare operations at the property. By leasing certain of our properties to our taxable REIT subsidiary, we will be able to benefit from the growth in facility-specific, after-tax cash flows generated by the operator engaged by our taxable REIT subsidiary and we will have more control over the operator’s performance. We seek to utilize our network of relationships with healthcare operators and third-party owners to source investments in properties with the following attributes:

•

Strong asset quality. We seek to acquire properties that are suitable for their intended use with a quality of construction that is capable of sustaining the property’s investment potential for the long-term, assuming funding of budgeted maintenance, repairs and capital improvements.

•

Favorable demographic trends. We seek to acquire properties in local or regional markets that have potential for stable and growing property level cash flow over the long-term. These determinations are based in part on an evaluation of local economic, demographic and regulatory factors affecting the property and any competitive influences thereto. For instance, we favor markets that indicate a growing population and employment base and will limit our investments in areas that have limited potential for growth.

•

Visible location. We seek to acquire properties that are located in established or otherwise appropriate markets for comparable properties, with access and visibility suitable to meet the needs of their occupants.

•

Stable cash flow. We seek to acquire properties where the current and projected cash flow, including the potential for appreciation in value, would allow us to meet our overall investment objectives. We evaluate cash flow as well as expected growth and the potential for appreciation.

•

Strong lease coverage. For our leased properties, we seek to acquire properties where the tenants/operators’ operating profits comfortably support the ability to meet contractual rental obligations and to provide an adequate cushion to absorb decreases in the tenants/operators’ operating profits. We will apply the same discipline to properties we intend to lease to any taxable REIT subsidiary.

•

Predictable capital needs. We seek to acquire properties where the future expected capital needs can be reasonably projected and allow us to meet our objectives of growth in cash flow and preservation of capital.

We expect the significant majority of our investments will continue to be in our targeted properties. However, while it will not be a primary focus of our investment strategy, we may opportunistically invest in debt secured by healthcare properties and other real estate-related investments that otherwise would meet our investment criteria.

Technology Industry and Data Center Property Sector

Data centers are the cornerstone of an emerging communication services industry and the technology real estate class. We expect demand for quality built “scalable” data centers will increase due to increased demand for bandwith intensive internet applications for both corporate users and consumers, federal regulations surrounding data security, access and storage and the functional and economic obsolescence of existing data center facilities.

A data center is a structure utilized by a company to house and operate its computer operations, including hardware, software applications, communications and all support mechanicals (MEP) necessary to the company’s operation. These specialized facilities typically house technical equipment, such as servers, routers and switches in secure, highly improved and resilient environments that run 24 hours a day, 365 days a year. Data centers are utilized by major corporations in all types of industries.

Power has become the primary resource required when operating data centers, having eclipsed square footage in importance. In this market space, revenue is directly related to available power and real estate square footage provided to a data center. As a result, higher power-density customer equipment will be hosted and priced at a higher rate.

The market for data center services has changed dramatically in the last five years. After the “dot.com era” collapsed and the huge investments made for “Y2K” had been completed, demand for data center services decreased considerably. As a result, many companies put off making any capital investments in data centers until there was a demonstrated need for upgrades. This lack of activity caused a pent-up demand for modern data centers in late 2005 when enterprises experienced increased heating/cooling requirements, space shortages in their own facilities and older third-party data centers did not have the infrastructure to support modern technologies.

Compensation of Independent Directors

The following information supersedes and replaces in its entirety the disclosure contained in the “Management—Compensation of Directors” section beginning on page 71 of the prospectus.

We pay to each of our independent directors a retainer of $30,000 per year, and the chairperson of the audit committee is paid an additional retainer of $7,500 per year. We also pay to each of our independent directors $2,000 for each board of director or committee meeting the director attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee) and $500 for each meeting the director attends by telephone. If there is a meeting of our board of directors and one or more of its committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director also is an employee of our advisor or its affiliates or otherwise not an “independent director,” we do not pay compensation for services rendered as a director.

Management Compensation and Estimated Acquisition Expenses

The following information supersedes and replaces the first paragraph in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 of the prospectus, the “Management Compensation” section beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus.

We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. For a more detailed discussion of compensation, see the table included in the “Management Compensation” section of this prospectus, including the footnotes thereto. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Footnotes (3) and (7) on page 88 of the prospectus are deleted in their entirety and the remaining footnotes are renumbered accordingly.

The following information supersedes and replaces the discussion related to the estimated acquisition expenses payable to our advisor contained in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 and the “Management Compensation” section beginning on page 84 of the prospectus.

The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Acquisition Expenses – Carter/Validus Advisors, LLC	We pay, or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or other real estate-related investment; however, expenses on a particular acquisition or investment may be higher.	$11,445,294 (or $17,167,940, assuming that we incur our expected leverage set forth in our investment guidelines, or $20,029,264, assuming the maximum leverage set forth in our charter).

Selected Financial Data

The following information supplements, and should be read in conjunction with, the discussion contained in the “Selected Financial Data” section appearing on page 126 of the prospectus.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference.

The selected financial data presented below as of December 31, 2013 and 2012 has been derived from our audited consolidated financial statements. Amounts are rounded, in thousands, except shares outstanding:

	As of December 31, 2013	As of December 31, 2012
Balance Sheet Data:
Total investment in real estate assets, net	$977,424	$443,423
Cash and cash equivalents	$7,511	$4,377
Real estate-related notes receivables	$54,080	$23,711
Total assets	$1,064,664	$483,797
Notes payable	$201,177	$156,847
Credit facility	$152,000	$55,500
Intangible lease liabilities, net	$53,962	$54,022
Total liabilities	$423,381	$279,919
Total equity	$641,283	$203,878

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Operating Data:
Total revenue	$68,299	$28,446
Rental and parking expenses	$11,915	$7,066
Acquisition related expenses	$5,615	$11,474
Depreciation and amortization	$18,749	$8,080
Income from operations	$27,219	$654
Consolidated net income (loss)	$14,679	$(5,640)
Net loss (income) attributable to noncontrolling interest in consolidated partnerships	$(2,021)	$(2,060)
Net income (loss) attributable to the Company	$12,658	$(7,700)
Modified funds from operations (1)	$26,608	$4,980
Per share data:
Net income (loss) per common share attributable to the Company:
Basic	$0.30	$(0.78)
Diluted	$0.30	$(0.78)
Distributions declared	29,419	6,922
Distributions declared per common share	$0.70	$0.70
Weighted average number of common shares outstanding:
Basic	42,207,714	9,933,490
Diluted	42,224,944	9,933,490
Cash Flow Data:
Net cash provided by operating activities	$25,692	$1,277
Net cash used in investing activities	$(578,816)	$(345,838)
Net cash provided by financing activities	$556,258	$339,969

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference into this prospectus, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net income.

The section entitled “Investment Objectives, Strategy and Policies—Dilution of the Net Tangible Book Value of Our Shares” on page 114 of the prospectus is superseded in its entirety as follows:

Dilution of the Net Tangible Book Value of Our Shares

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) the substantial fees paid in connection with our initial public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments. As of December 31, 2013, our net tangible book value per share was $8.14. The offering price under our primary offering (without considering purchase price discounts for certain categories of purchasers) as of December 31, 2013 was $10.00 per share.

The following section is added to page 126 of the prospectus.

Our Performance

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplement performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnership and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since fair value of real estate assets historically rise and fall with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as it is a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as ours, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association (the “IPA”), an industry trade group, has standardized a measure known as modified funds from operations (“MFFO”), which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income (loss); acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statements of operations and comprehensive income (loss), amortization of above and below market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments); and the adjustments of such items related to noncontrolling interests in the Operating Partnership. The other adjustments included in the IPA’s guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties deemed to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations and comprehensive income (loss) and acquisition fees and expenses associated with transactions deemed to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustment to net income (loss) in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is stated value and there is no asset value determination during the offering stage for a period thereafter. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

Incorporation of Certain Information by Reference

The section titled “Incorporation of Certain Information by Reference” appearing on page 193 of the prospectus is hereby superseded in its entirety by the following:

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at our website, www.cvmissioncriticalreit.com. The contents of our website are not incorporated by reference in, or otherwise a part of, this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 19, 2014;

•	Definitive proxy statement filed with the SEC on April 17, 2013; and

•

Current Reports on Forms 8-K and 8-K/A filed with the SEC on January 6, 2012, January 17, 2012, February 9, 2012, March 1, 2012, March 15, 2012, March 20, 2012, April 4, 2012, June 1, 2012, July 6, 2012, July 24, 2012, August 22, 2012, August 31, 2012, October 4, 2012, October 19, 2012, October 26, 2012, November 8, 2012, November 19, 2012, November 26, 2012, January 4, 2013, March 1, 2013, March 19, 2013, June 12, 2013, June 26, 2013, July 1, 2013, August 1, 2013, August 6, 2013, August 9, 2013, September 4, 2013, September 20, 2013, October 2, 2013, October 4, 2013, November 18, 2013, December 4, 2013, December 19, 2013 and March 19, 2014.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 4211 West Boy Scout Blvd., Suite 500, Tampa, Florida, 33607, (813) 287-0101, Attn: Investor Services. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

PRIOR PERFORMANCE SUMMARY

The section titled “Prior Performance Summary” beginning on page 127 of the prospectus and all similar discussions appearing throughout the prospectus are hereby superseded in their entirety as follows:

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs sponsored or managed over the last ten years by Mr. Carter, the principal of Carter/Validus REIT Investment Management Company, LLC, our sponsor, including Carter & Associates, L.L.C., or Carter & Associates, where Mr. Carter is one of the principals and Mr. Peterson is the Chief Executive Officer and a principal. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

This discussion includes a narrative summary of the experience of Mr. Carter and Carter & Associates in the last ten years for (i) all non-public programs sponsored by them and their affiliates which raised funds from outside investors, and (ii) investments for their own account. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate investment programs and to disclose any material adverse business developments sustained by them. The information set forth is current as of December 31, 2013, except where a different date is specified.

For purposes of this summary and the tables included in this prospectus, we have divided the information into two separate categories. One category describes the investment performance of Mr. Carter and Carter & Associates, investing for its own account, or the Non-Programs during the ten years ended December 31, 2013. The investments made under the Non-Programs are referred to as “Non-Program Properties.” The other category describes the investment performance of the non-public real estate investment programs sponsored by Mr. Carter and Carter & Associates that raised funds from outside investors, or the Programs, during the ten years ended December 31, 2013. The investments made under the Programs are referred to as “Program Properties.”

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by affiliates of our advisor. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the section entitled “Conflicts of Interest” in this prospectus for additional information.

The following tables are included as Appendix A herein:

Table I	—	Experience in Raising and Investing Funds (As a Percentage of Investment)
Table II	—	Compensation to Sponsor (in Dollars)
Table III	—	Annual Operating Results of Prior Real Estate Programs
Table IV	—	Results of Completed Programs
Table V	—	Results of Sales or other Dispositions of Properties

Additional information relating to the acquisition of Program Properties is contained in Table VI, included in Part II of the registration statement, which we have filed with the SEC. Copies of Table VI will be provided to prospective investors at no charge upon request.

Carter & Associates

Over the last 50-plus years, Carter & Associates, one of the principals of our sponsor, has been recognized as an industry leader with extensive experience in all facets of leasing, management, investment and development of commercial and residential properties. Carter & Associates currently owns, manages or leases approximately 4.1 million square feet of space in 10 states across the U.S. After successfully and responsibly navigating five decades of real estate cycles, we believe that Carter & Associates’ deep longstanding relationships and our lack of legacy property issues place us in a unique position to take advantage of the current and impending real estate investment opportunities.

Narrative Summary of Program Properties

During the ten years ended December 31, 2013, Carter & Associates and its predecessor and affiliate entities sponsored two Programs: The Carter Real Estate Fund I, or CREF I, and The Carter Real Estate Fund II, or CREF II. During this period, Carter & Associates raised capital pursuant to the Programs from outside individual and institutional investors in the aggregate amount of approximately $170 million. The Program Properties to date consist of seventeen separate investments in existing asset acquisitions and ground up developments, including office, medical office, industrial, retail, land, multi-family and single family residential properties. During such period, Carter & Associates caused the sale of eleven of the Program Properties. No investor failed to receive a distribution when due.

The Carter Real Estate Fund I

CREF I commenced in October 2003. Since inception, Carter & Associates raised capital from 35 institutional and individual investors in the aggregate amount of $87,790,316. Carter & Associates generally provided its own capital while partnering with other institutional or private equity investors, with Carter & Associates performing the role of general or managing member responsible for actively operating the investments. CREF I purchased eight properties for an aggregate acquisition cost of $87,102,810, of which 84% was invested in commercial properties and 16% in residential properties, consisting of 89.82% of used properties and 10.18% of new properties. As of December 31, 2013, seven properties had been sold. The following is a breakdown of properties purchased by CREF I based on property type and the approximate percentage of the aggregate cost of all properties purchased:

Property Type	As an Approximate Percentage of the Aggregate Cost
Commercial :
Office	67%
Industrial	4%
Retail	13%

Residential (Multifamily) :
Condominium Development	8%
Development Site	8%

From December 2003 to June 2006, CREF I acquired or developed the following properties:

•	1100 Peachtree, a 28-story, 583,000 square foot, class A office tower located in midtown Atlanta, Georgia;

•	Chastain Center, a 303,000 square foot business park in Marietta (Atlanta), Georgia;

•	Powers Ferry Landing West, a 55-acre site consisting of 12 class B office buildings and two restaurants totaling 525,000 square feet in Atlanta, Georgia;

•	Woodlands Square, a 297,000 square foot community shopping center in Oldsmar (Tampa), Florida;

•	Tech Corner, a 46,000 square foot office development in Norcross (Atlanta), Georgia;

•	Regents Park at Peachtree Battle, a 23-unit luxury residential townhome and condominium development in the Buckhead neighborhood of Atlanta, Georgia;

•	4100 Henry Ford II Avenue, a 396,000 square foot industrial park in the airport submarket of Atlanta, Georgia; and

•	Regents Park Phase II, a 2.46 acre site adjacent to Regents Park at Peachtree Battle in the Buckhead neighborhood of Atlanta, Georgia.

The Carter Real Estate Fund II

CREF II commenced in April 2007. Since inception, Carter & Associates raised capital from 63 outside investors in the aggregate amount of $82,155,688. Carter & Associates partnered with other institutional or private equity investors, with Carter & Associates performing the role of general or operating partner responsible for actively managing the investments. CREF II purchased nine properties for an aggregate acquisition cost of $76,678,138, of which 41% was invested in commercial properties and 59% in residential properties, consisting of 50% existing properties and 50% new properties. As of December 31, 2013, CREF II’s investments in the medical office, office, mixed use (residential and retail), multi-family residential and single-family residential sectors have been opportunistic in nature. The properties acquired include ground-up developments, commercial buildings that were not leased at the time of acquisition and the acquisition of land for future sale, as opposed to our investment strategy, which is focused on acquiring occupied, income-producing properties that are net leased at the time of acquisition. As of December 31, 2013, four properties had been sold. The following is a breakdown of properties purchased by CREF II based on property type and the approximate percentage of the aggregate cost of all properties purchased:

Property Type	As an Approximate Percentage of the Aggregate Cost
Commercial :
Medical Office	32%
Office	9%

Residential (Multifamily) :
Apartment/Retail Mixed Use Development	27%
Apartment Community	3%
Condominium Development	14%
Mixed Use Development Site	4%

Residential (Single Family) :
Single Family Home Portfolio	9%
Development Site	2%

From April 2007 to October 2010, CREF II acquired or developed the following properties:

•	Piedmont West, a 258,978 square foot medical office building in Atlanta, Georgia;

•	President Park, an 80 unit apartment community on a seven acre site in Decatur (Atlanta), Georgia;

•	Legacy Oaks, a 167 acre master development project with remaining unsold development tracts totaling 122.23 gross acres in Knightdale (Raleigh), North Carolina;

•	SunTrust Athens, a 29,600 square foot bank branch and office building on a 1.54 acre site in downtown Athens, Georgia;

•	The Dupree, a 137,818 square foot class A suburban office building in Atlanta, Georgia;

•	Rocky Fork, a residential subdivision consisting of 50 previously developed lots in suburban Atlanta, Georgia;

•

The Banks, an 18 acre multi-phase mixed-use development along the river front in downtown Cincinnati, Ohio. Phase I of the development includes 300 apartment units above 80,000 square feet of street level retail;

•	Omni Bank Portfolio, a portfolio of 271 single family homes in urban Atlanta, Georgia; and

•	Valencia, a 115 unit condominium development in Jacksonville, Florida.

Non-Program Properties

During the past ten years, Carter & Associates and its investors have each invested in numerous real estate properties for their own account. These personal account investments are referred to as “Non-Program Properties.” These properties were purchased or developed with a combination of capital from our sponsor’s principals, joint venture partner equity and mezzanine and senior debt. In joint venture investments, the principals of our sponsor acted as general or operating partner responsible for actively managing the investments.

Carter & Associates

The Non-Program investments of Carter & Associates were undertaken between 2003 and 2013 and totaled approximately $42.2 million in nine projects with an aggregate capitalization, purchase price plus closing costs, of approximately $176.6 million, including debt (76%) and equity (24%). Such investments included:

•	New Manchester I, a 593,404 square foot industrial development located in suburban Atlanta, Georgia;

•	New Manchester II, a 448,312 square foot industrial development located in suburban Atlanta, Georgia;

•	New Manchester III, a 542,491 square foot industrial development located in suburban Atlanta, Georgia;

•	Lindbergh City Center Retail, a transit oriented mixed use office and retail development located in Atlanta, Georgia;

•

Natala Land Corp, the acquisition of 100% of the shares of a corporation with assets consisting of a hotel located in Atlanta, Georgia, a hotel located in Perry, Georgia, and land located in Tifton, Georgia;

•	a vacant 22 acre parcel located in Knightdale (Raleigh), North Carolina; and

•	City Federal, a condominium development of 35 units in Birmingham, Alabama.

•	Highland Square, a 753-bed student housing development under construction in Oxford, Mississippi;

•	Highpoint on Columbus Commons, a mixed-use development that includes 301 apartment units and 23,000 square feet of retail located in Columbus, Ohio.

In 2007, Carter & Associates caused the sale of New Manchester I, New Manchester II and New Manchester III. In addition in 2010, Carter & Associates sold a parcel located in Knightdale, North Carolina.

Adverse Business Developments and Conditions

Two of the private programs managed by Carter & Associates detailed in Prior Performance Table III had net losses on a tax basis during 2010; however, both programs had taxable income in 2011, 2012 and 2013.

CREF I incurred a net loss in 2010 and net income in 2011 and 2012. In 2013, a net loss was incurred primarily due to the sale of Regents Park Phase II. The loss in 2010 was primarily due to depreciation and amortization associated with the remaining assets of the fund after the fund sold most of its assets in 2007, and made subsequent distributions to its investors attributable to the sold properties. The only investment remaining in the fund is a former office development that is currently leased to a non-profit charter school. As a result of contractual rent increases that occur each year, the rent paid by the charter school in 2010 reimbursed operating expenses and covered debt service. As a result of legislation changes in Georgia in 2011, the charter school’s state funding was interrupted, causing the charter school to reduce its academic programs and cease making its rental payments. In 2013, the Georgia State legislature enacted a constitutional amendment that provided funding for state charter schools. In September 2013, the school executed an amendment to its lease, began paying rent and is current under its rent obligations. As a result of the amended lease, the lender has extended the loan until July 2014. The fund is currently marketing the property for a near term sale.

CREF II incurred a net loss in 2010 and net income in 2011, 2012 and 2013. The fund primarily invested in opportunistic, value-add and real estate development opportunities. During 2010, the generally weak overall economic market conditions reduced demand for commercial real estate development, which slowed the fund’s development of its previously acquired development sites beyond its expected rate. In addition, the fund experienced a longer period to fully lease the developed properties. During the investment period, 73% of the investments by the fund were ground-up developments in various stages of construction and lease up and in 2010 had not yet leased to a level where they were generating positive cash flow. In 2011, the fund continued to lease up vacant space and also received a grant on one of its commercial development projects which allowed the fund to show positive operating results in 2011.

CREF II continued to generate positive cash flow in 2013. However, the fund owns a portfolio of single family homes and due to the continued oversupply of foreclosed homes on the market, the fund has not generated positive cash flow from this investment as the single family market continued to be challenging. Also, the fund’s two land investments did not generate positive taxable income in 2011, 2012 or 2013. Due to the fund’s investment strategy, cash flow deficits within the fund are contemplated and are currently funded by investor equity contributions. The sponsor of the fund has negotiated, and expects to continue to negotiate, loan extensions on individual properties in the portfolio.

Advisory Services

Carter & Associates has ongoing relationships with several large, private real estate investors for which Carter & Associates has provided advisory services in connection with the acquisition and operation of properties. Since 2005, Carter & Associates has assisted in the acquisition and operation of 49 properties, totaling approximately 16,550,000 square feet for an aggregate purchase price of approximately $1,840,000,000. These properties include class A office, class A industrial and mixed-use high rise residential and retail properties in 13 states. Carter & Associates provided acquisition and advisory services with respect to, but did not own, these properties. Due predominantly to sales of certain assets by Carter & Associates’ clients, Carter & Associates currently provides advisory services on 33 properties, of the original 49 assets acquired.

EXPERTS

The section titled “Experts” appearing on page 192 of the prospectus and all similar discussions appearing throughout the prospectus are hereby superseded in their entirety as follows:

The consolidated financial statements of Carter Validus Mission Critical REIT, Inc. appearing in Carter Validus Mission Critical REIT, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenues and certain expenses of 180 Peachtree for the year ended December 31, 2010, which is incorporated by reference in this prospectus, has been audited by Roth & Company LLP, an independent audit firm, as indicated in their report with respect thereto, and is incorporated by reference in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

PRIOR PERFORMANCE TABLES

The prior performance tables attached as Exhibit A to this supplement replace the corresponding information in Exhibit A to the prospectus dated April 26, 2013.

APPENDIX A

PRIOR PERFORMANCE TABLES FOR PROGRAM PROPERTIES

The tables below provide summarized information concerning the non-public real estate investment programs sponsored by Carter & Associates, L.L.C., a principal of our sponsor, and its affiliates which raised funds from outside investors, or the “Programs.” The investments made under the Programs are referred to as the “Program Properties.” The information contained herein is included solely to provide prospective investors with the background to be used to evaluate the real estate experience of our sponsor and its affiliates. The Programs in existence currently are not investing in assets, and as a result, are not in competition with our investment objectives. If one of more Programs invests in assets in the future, Carter & Associates, L.L.C. will offer to us all investment opportunities prior to offering such investment opportunities to any Program, and Carter & Associates, L.L.C. will invest proceeds of a Program in such investment opportunities only if our advisor or our board of directors, as applicable, declines to invest in such investment opportunities. Please see the section of this prospectus titled “Prior Performance Summary” for additional information regarding the Program Properties, as well as information regarding investments made for their own account by Carter & Associates, L.L.C. and Validus Group Partners Ltd., which is also a principal of our sponsor. The tables below do not include information concerning real estate investments by Validus Group Partners Ltd. or its affiliates because Validus Group Partners Ltd. and its affiliates have never raised funds from, or invested funds of, outside investors.

While SEC rules and regulations allow Carter & Associates, L.L.C. to record and report results for its non-public programs on an income tax basis, investors should understand that the results of these non-public programs may be different if they were reported on a GAAP basis. Some of the major differences between GAAP accounting and income tax accounting (and, where applicable, between cash basis and accrual basis income tax accounting) that impact the accounting for investments in real estate generally are as follows:

•

The primary difference between the cash methods and accrual methods of accounting (both GAAP and the accrual method of accounting for income tax purposes) is that the cash method of accounting generally reports income when received and expenses when paid, while the accrual method generally requires income to be recorded when earned and expenses recognized when incurred.

•

GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract.

•

GAAP requires that, when an asset is considered held for sale, depreciation ceases to be recognized on that asset, whereas for income tax purposes, depreciation continues until the asset either is sold or is no longer in service.

•

GAAP requires that, when a building is purchased, certain intangible assets and liabilities (such as above- and below-market leases, tenant relationships and in-place lease costs) are allocated separately from the building and are amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets and liabilities are not recognized for income tax purposes and are not allocated separately from the building for purposes of tax depreciation.

•

GAAP requires that an asset be considered impaired when the carrying amount of the asset is greater than the sum of the future undiscounted cash flows expected to be generated by the asset, and an impairment loss must then be recognized to decrease the value of the asset to its fair value. For income tax purposes, losses are generally not recognized until the asset has been sold to an unrelated party or otherwise disposed of in an arm’s length transaction.

The following tables use certain financial terms. The following briefly describes the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Return of Capital” refers to distributions to investors in excess of net income.

Prospective investors should read these tables carefully together with the summary information concerning the Programs as set forth in “Prior Performance Summary” elsewhere in this prospectus.

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS AND PROPERTIES SPONSORED BY CARTER & ASSOCIATES, L.L.C. OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS PROSPECTUS (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN CARTER VALIDUS MISSION CRITICAL REIT, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES INCLUDED HEREIN (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).

YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.

The following tables are included herein:

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR PROGRAM PROPERTIES

Table I provides a summary of the experience of Carter & Associates, L.L.C. and its affiliates as a sponsor in raising and investing funds in prior non-traded real estate investment programs for which the offerings have closed in the most recent three years ended December 31, 2013. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of these offerings and the time period over which the proceeds have been invested. All figures are as of December 31, 2013 and are unaudited.

	The Carter Real Estate Fund I, LLC		The Carter Real Estate Fund II, LLC
		Percentage of Total Dollar Amount Raised		Percentage of Total Dollar Amount Raised
Dollar amount offered	$87,790,316		$82,280,165
Dollar amount raised from investors	$87,790,316		$82,280,165
Less offering expenses:
Selling commissions and discounts retained by affiliates	$—	0.00%	$—	0.00%
Organizational expenses	$126,411	0.14%	$112,195	0.14%
Other wages and commissions	$—	0.00%	$—	0.00%
Available for investment	$87,663,905	99.86%	$82,167,970	99.86%

Acquisition costs:
Prepaid items and fees related to purchase of property(1)	$1,430,528	1.63%	$1,915,364	2.33%
Cash down payment	$80,902,020	92.15%	$54,307,989	66.00%
Other (explain)(2)	$4,770,262	5.43%	$20,454,785	24.86%
Total acquisition costs	$87,102,810	99.21%	$76,678,138	93.19%

Percentage leverage (mortgage financing divided by total acquisition costs)	63%		—%
Date offering began	10/24/2003		4/5/2007
Length of offerings (in months)	3		3
Months to invest 90% of amount available for investment	30		37

(1)	Represents closing costs, including brokerage fees, legal expenses, transfer taxes, title insurance, revenue and expense prorations, and all other costs related to financing and acquisition of property.

(2)	Represents additional investment for leaseup, development and/or redevelopment costs.

TABLE II

COMPENSATION TO SPONSOR FROM PROGRAM PROPERTIES

Table II summarizes the amount and type of compensation paid to Carter & Associates, L.L.C. and its affiliates as a sponsor in prior non-traded real estate investment programs for which the offerings have closed in the most recent three years ended December 31, 2013. All figures are as of December 31, 2013 and are unaudited.

	The Carter Real Estate Fund I, LLC	The Carter Real Estate Fund II, LLC
Date offering commenced	10/24/2003	4/5/2007
Dollar amount raised	$87,790,316	$82,280,165
Amount paid to sponsor from proceeds of offering:
Underwriting fees	$—	$—
Acquisition fees:
Real estate commissions	$931,738	$917,125
Advisory/acquisition fees	$246,500	$369,494
Other(1)	$241,507	$1,508,536
Dollar amount of cash generated from operations before deducting payments to sponsor	$19,431,872	$21,179,811
Actual amount paid to sponsor from operations(2):
Property management fees	$2,316,903	$635,292
Partnership management fees	$1,235,613	$4,957,608
Reimbursements	$38,045	$—
Leasing commissions	$1,523,167	$2,078,241
Other(3)	$2,348,564	$4,992,028
Total amount paid to sponsor from operations	$7,462,292	$12,663,169
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash(4)	$143,226,652	$24,390,419
Notes	$—	$—
Amount paid to sponsor from property sales and financing:
Real estate commissions	$2,331,412	$815,885
Incentive fees(5)	$2,542,462	$—
Other	$—	$—

(1)	Represents fees paid to the sponsor for securing financing and for providing credit enhancement via guarantees and other security in connection with procuring debt financing.

(2)	Investments in the Carter Real Estate Fund II, LLC include land held for future development, ground-up developments under construction or recently completed developments that are not fully leased and generating cash flow from operations. For these investments, the sponsor, or its affiliate, is compensated by partnership management fees, leasing commissions and other development and construction management fees from construction loan proceeds and capital contributions.

(3)	Represents fees paid to the sponsor for property development and tenant improvement construction management. For properties under development, development fees may be funded by construction loan proceeds.

(4)	Represents net cash proceeds from property sales after closing costs and payoff of mortgage.

(5)	Represents promote paid from property sale proceeds upon achievement of certain return hurdles.

TABLE III

OPERATING RESULTS OF PROGRAM PROPERTIES

Table III summarizes the operating results of The Carter Real Estate Fund I, LLC, a prior non-traded real estate investment program sponsored by Carter & Associates, L.L.C. and its affiliates. The results in this Table III are presented on a tax accounting basis and are unaudited.

	For the Year Ended
	2009	2010	2011	2012	2013
Gross revenues	$321,071	$479,803	$746,944	$763,984	$554,090
Profit (loss) on sales of properties	$—	$—	$—	$—	$(1,654,882)
Less:
Operating expenses	$265,384	$201,906	$152,806	$137,471	$84,217
Interest expense	$200,711	$183,914	$194,262	$176,804	$186,846
Depreciation	$186,667	$180,649	$207,859	$192,550	$189,517
Amortization	$53,647	$55,887	$34,985	$41,399	$95,039
Net income (loss) (tax basis)	$(385,338)	$(142,553)	$157,032	$215,760	$(1,656,411)
Taxable income (loss) from:
Operations	$(385,338)	$(142,553)	$157,032	$215,760	$(1,529)
Gain (loss) on sale	$—	$—	$—	$—	$(1,654,882)
Cash generated from operations	$(145,024)	$93,983	$163,694	$449,709	$283,027
Cash generated from sales	$—	$—	$—	$—	$(1,654,882)
Cash generated from refinancing	$—	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$(145,024)	$93,983	$163,694	$449,709	$(1,371,855)
Less: Cash distribution to investors from:
Operating cash flow	$—	$—	$—	$—	$—
Sales and refinancing	$—	$—	$—	$—	$—
Other	$—	$—	$—	$—	$—
Cash generated after cash distributions	$(145,024)	$93,983	$163,694	$449,709	$(1,371,855)
Less: Special items	$—	$—	$—	$—	$—
Cash generated after cash distributions and special items	$(145,024)	$93,983	$163,694	$449,709	$(1,371,855)

Tax and distribution data per $1,000 invested:
Federal income tax results:
Ordinary income (loss) from:
Operations	$(41)	$(15)	$17	$23	$(0.16)
Recapture	$—	$—	$—	$—	$—
Capital gain (loss)	$—	$—	$—	$—	$(174)

Cash distributions to investors:
Source (on tax basis):
Investment income	$—	$—	$—	$—	$—
Return of capital	$—	$—	$—	$—	$—
Source (on cash basis):
Sales	$—	$—	$—	$—	$—
Refinancing	$—	$—	$—	$—	$—
Operations	$—	$—	$—	$—	$—
Other	$—	$—	$—	$—	$—
Amount (in percentage terms) remaining invested in Program Properties at the end of the last year reported in this Table III	11%

TABLE III

OPERATING RESULTS OF PROGRAM PROPERTIES

Table III summarizes the consolidated operating results of The Carter Real Estate Fund II, LLC, a prior non-traded real estate investment program sponsored by Carter & Associates, L.L.C. and its affiliates. The results in this Table III are presented on a tax accounting basis and are unaudited.

	2009	2010	2011	2012	2013
Gross revenues	$6,456,688	$9,709,726	$26,886,375	$21,682,958	$6,915,037
Profit (loss) on sales of properties	$218,625	$—	$2,185,734	$1,444,102	$17,999,273
Less:
Operating expenses	$6,899,538	$8,437,789	$10,274,723	$10,936,018	$4,472,626
Interest expense	$2,888,161	$2,285,715	$2,549,767	$3,866,628	$1,156,465
Depreciation	$2,936,941	$2,463,421	$4,682,699	$4,361,240	$800,964
Amortization	$696,990	$702,252	$2,163,578	$1,952,082	$4,994,393
Net income (loss) (tax basis)	$(6,746,317)	$(4,179,453)	$9,401,342	$2,011,092	$13,489,862
Taxable income (loss) from:
Operations	$(6,964,942)	$(4,179,453)	$7,215,608	$566,990	$(4,509,411)
Gain on sale	$218,625	$—	$2,185,734	$1,444,102	$17,999,273
Cash generated from operations	$(3,331,011)	$(1,013,778)	$14,061,885	$6,880,312	$1,285,946
Cash generated from sales	$—	$—	$3,642,089	$2,035,422	$17,999,273
Cash generated from refinancing	$—	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$(3,331,011)	$(1,013,778)	$17,703,974	$8,915,734	$19,285,219
Less: Cash distribution to investors from:
Operating cash flow	$—	$—	$1,542,355	$5,003,685	$2,448,977
Sales and refinancing	$—	$—	$—	$—	$6,441,239
Other	$—	$—	$1,191,962	$1,358,815	$12,469,411
Cash generated after cash distributions	$(3,331,011)	$(1,013,778)	$14,969,657	$2,553,234	$(2,074,408)
Less: Special items	$—	$—	$—	$—	$—
Cash generated after cash distributions and special items	$(3,331,011)	$(1,013,778)	$14,969,657	$2,553,234	$(2,074,408)

Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss) from:
Operations	$(159)	$(77)	$137	$8	$(104)
Recapture	$—	$—	$24	$—	$—
Capital gain (loss)	$5	$—	$18	$21	$413

Cash distributions to investors:
Source (on tax basis):
Investment income	$—	$—	$29	$72	$56
Return of capital	$—	$—	$23	$20	$130
Source (on cash basis):
Sales	$—	$—	$—	$—	$106
Refinancing	$—	$—	$—	$—	$—
Operations	$—	$—	$29	$72	$56
Other	$—	$—	$23	$20	$130
Amount (in percentage terms) remaining invested in Program Properties at the end of the last year reported in this Table III		74%

TABLE IV

RESULTS OF COMPLETED PROGRAMS

Not applicable.

TABLE V

SALES OR DISPOSALS OF PROGRAM PROPERTIES

Table V provides summary information on the results of sales or disposals of properties by prior non-public real estate investment programs sponsored by Carter & Associates, L.L.C. and its affiliates having similar investment objectives to ours during the most recent three years ended December 31, 2013. All figures are as of December 31, 2013 and are unaudited.

	Date Acquired	Date Sold	Selling Price, Net of Closing Costs and GAAP Adjustments					Costs of Properties Including Closing and Soft Costs			Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Property			Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total
Carter Dupree, LLC	2/10/2008	4/29/2011	$3,793,267	$16,501,781	$—	$—	$20,295,048	$11,316,095	$8,955,409	$20,271,504	$(1,398,626)
CSA Partners, LLC	1/31/2008	12/21/2012	$2,035,422	$3,737,006	$—	$—	$5,772,428	$2,833,087	$2,101,573	$4,934,660	$597,581
Regents II	5/18/2006	5/3/2013	$4,178,278	$1,743,548	$—	$—	$5,921,826	$—	$7,500,000	$7,500,000	$5,844
Riverbanks	7/29/2008	10/15/2013	$22,485,365	$52,513,187	$—	$—	$74,998,552	$—	$6,716,507	$6,716,507	$17,398,780
Rocky Fork	3/3/2008	12/19/2013	$90,802	$364,110	$—	$—	$454,912	$1,172,118	$2,447,118	$3,619,236	$(336,036)
Carter H.M. MOB I, LLC – Piedmont	6/1/2007	6/4/2013	$13,308,248	$51,795,393	$—	$—	$65,103,641	$51,030,000	$75,730,000	$126,760,000	$(1,204,103)
Carter Clairmont, PPA	6/1/2007	6/7/2013	$20,544	$5,970,530	$—	$—	$5,991,074	$6,216,994	$8,566,994	$14,783,988	$1,348,014

Revised Subscription Agreements and the Automatic Purchase Program Enrollment Form

Revised forms of our subscription agreements and the automatic purchase program enrollment form are attached as Appendices C through G to this prospectus supplement and replace these previous documents.

D-1

D-2

E-1

E-2

Product 1 Logo     Product 2 Logo

Subscription Agreement

This subscription agreement is not valid for use in AL, AR or TN.

1. Investment

Amount of Subscription    State of Sale

Investment Amount

Minimum Initial Investment is $2,000 ($2,500 - New York - CVMC REIT & Product 1 Only) Money Orders, Traveler’s Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.

Carter Validus Mission Critical REIT, Inc.

(CVMC REIT, Inc.)

Payment will be made with:     Product 1 (Product 1)

Enclosed Checks

Funds Wired

Funds to Follow (CVMC REIT & Product 1 Only)

Product 2

2. Unit Class (Product 2 Only)

Please consult with your financial representative and check one of the following options pertaining to the class of units you intend to purchase. The Prospectus contains additional information regarding the unit classes, including the different fees which are payable with respect to each class.

Class A Units     Class C Units     Class I Units

3. Account Type - check one box only

Account Type    Additional Required Documentation

Individual    If TOD, Transfer on Death form

Joint Tenants (WROS)*    Tenants in Common*    If JTWROS TOD, Transfer on Death form

Community Property*    *All parties must sign

Trust    Trustee Certification form or trust documents

Estate    Documents evidencing individuals authorized to act on behalf of estate

Custodial     UGMA: State of:      UTMA: State of:     None

Corporation    C Corp    S Corp    Articles of Incorporation or Corporate Resolution

LLC    LLC Operating Agreement or LLC Resolution

Partnership    Partnership Certification of Powers or Certificate of Limited Partnership

Non-Profit Organization    Formation document or other document evidencing authorized signers

Profit Sharing Plan    Defined Benefit Plan    Pages of plan document that list plan name, date, trustee name(s) and signatures

KEOGH Plan

Traditional IRA    SEP IRA    ROTH IRA    None

Simple IRA    Inherited IRA

Other (Specify)

For Non-Qualified Custodial Accounts and All Qualified Accounts, please complete Section 6

4. Investor Information

Primary Investor is: Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)

Secondary Investor is: Additional Accountholder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

Primary Investor Name    SSN/TIN    DOB

Secondary Investor Name    SSN/TIN    DOB

Street Address

City     State     Zip Code

4. Investor Information, continued

Street Address

City     State     Zip Code

Mailing Address (optional)

City     State     Zip Code

Phone (day)     Phone (evening)     Email

US Citizen    US Citizen residing outside the US    Resident Alien    Check here if you are subject to backup withholding

Non-resident Alien, country:

Please attach a separate sheet with the above information for each additional investor.

5. Investment Title

Please print names in which units are to be registered. (This is the name that will appear on your statement.)

Title Line 1

Title Line 2

6. Third Party Custodian Information

Applies to ALL retirement accounts. Also applies to non-retirement accounts that have elected to use a third party custodian.

Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian is responsible for sending payments pursuant to the instructions as set forth below.

Custodian Name

Custodian Address

City    State    Zip Code

Custodian Telephone Number    Custodian Tax Identification Number

Investor Account Number with Custodian

Important Note About Proxy Voting: By signing this subscription agreement, Custodian/Trustee authorizes the investor to vote the number of shares of common stock of CVMC REIT, Inc. and/or Product 1 and/or Units of Product 2 that are beneficially owned by the investor as reflected on the records of CVMC REIT, Inc. and/or Product 1 and/or Product 2 as of the applicable record date at any meeting of the stockholders of CVMC REIT, Inc. and/or Product 1 and/or Unit holders of Product 2. This authorization shall remain in place until revoked in writing by Custodian/Trustee. CVMC REIT, Inc. and/or Product 1 and/or Product 2 is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

7. Distribution Information (Choose one or more of the following options)

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%. The same distribution options and percentages will be used across all funds unless you indicate otherwise by requesting and attaching an Account Update Form for each fund and specifying the different options and distribution percentages individually for each fund.

If you do not complete this section, distributions will be paid to the registered owner at the address in Section 4. IRA accounts may not direct distributions without the custodian’s approval.

If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, as applicable, you will promptly provide written notification to: CVMC REIT, Inc. and/or Product 1 and/or Product 2 (as applicable), c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.

% of Distribution

I prefer to participate in the Distribution Reinvestment Plan, as described in the applicable Prospectus for CVMC REIT, Inc. and/or and/or Product 1 and/or Product 2

Send distributions via check to investor’s home address (or for retirement accounts the address listed in Section 6)

Send distributions via check to the alternate payee listed here (not available for retirement accounts without custodian’s approval)

Name

Address

City    State    Zip Code

Account Number

7. Distribution Information (Choose one or more of the following options), continued

Direct Deposit (Attach Voided Check) I authorize CVMC REIT, Inc. and/or Product 1 and/or Product 2 or its agent to deposit my distributions in the checking or savings account identified below. This authority will remain in force until I notify CVMC REIT, Inc. and/or Product 1 and/or Product 2 in writing to cancel it. In the event that CVMC REIT, Inc. and/or Product 1 and/or Product 2 deposits funds erroneously into my account, CVMC REIT, Inc. and/or Product 1 and/or Product 2 is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Checking

Financial Institution Name    % of Distribution

Savings

ABA/ Routing Number    Account Number

8. Broker - Dealer, Registered Investment Advisor and Financial Representative Information

Broker-Dealer Name

Representative Name     Rep Number

Representative’s Firm Name     Branch ID

Representative’s Address

Representative’s City     State     Zip Code

Representative’s Phone     Representative’s Fax Number

Representative’s E-mail Address

This Subscription was made as follows:

Through a participating Broker-Dealer

Through a participating RIA* unaffiliated with a participating Broker-Dealer

Shares and/or units are being purchased net of commissions     (Class A & Class C units only for Product 2)

*RIAs must first execute a firm level RIA Placement Agreement with SC Distributors (the Dealer Manager for CVMC REIT, Inc. and/or Product 1 and/or Product 2) before conducting business. To obtain an RIA Placement Agreement or for additional questions please contact SC Distributors at: 877-907-1148.

Based on the information I obtained from the subscriber regarding the subscriber’s financial situation and investment objectives, I hereby certify to CVMC REIT, Inc. and/or Product 1 and/or Product 2 that I have reasonable grounds for believing that the purchase of the shares by the Subscriber is a suitable and appropriate investment for this Subscriber.

Financial Representative Signature    Date

(If required by Broker-Dealer)    Date

Branch Manager Signature

9. Limited Liability Company Agreement (Product 2 Only)

By executing the Subscription Agreement, the undersigned hereby agrees to be bound by the terms of the limited liability operating agreement and any amendments or supplements thereto or cancellations thereof and authorizes Product 2 to make all filings of any and all certificates, instruments, agreements or other documents, whether related to the limited liability agreement or otherwise, as may be required or advisable under the laws of the State of Delaware.

10. Electronic Delivery (Optional)

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockholder and/or unitholder communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or unitholder communications from Product 2. For Product 2 unitholders, if you would like to consent to electronic delivery please visit our website at www.Product2.com. For CVMC REIT, Inc. and/or Product 1 stockholders, if you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or Product 1 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/or Product 1 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications.

Electronic Delivery Acknowledgement Only

Signature of Investor:    Date:

Signature of Joint Investor:    Date:

E-mail: (If blank - email from Section 3 will be used)

11. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner     Co-Owner     1. I (we) have received the final Prospectus of CVMC REIT, Inc. at least five business days before signing the Subscription Agreement.

Owner     Co-Owner     2. I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under “Suitability Standards.” I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner     Co-Owner     3. I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner     Co-Owner     4. I (we) am/are purchasing the shares for the account referenced above.

Owner     Co-Owner     5. I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

Owner     Co-Owner     6. For residents of New Jersey only: My (our) liquid worth is at least 10 times my (our) investment in this or similar programs.

Owner     Co-Owner     7. For residents of California only: I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $100,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment does not exceed ten percent (10%) of my (our) net worth; provided, however, that such suitability standards shall not be applicable to an individual (or a husband and wife) who, including the proposed purchase, has not purchased more than $2,500 worth of securities issued or proposed to be issued by us within the 12 months preceding the proposed sale.

Owner     Co-Owner     8. If I (we) am/are a Kansas or Massachusetts Investor: I (we) acknowledge that the Office of the Kansas Securities Commissioner and the Massachusetts Securities Division recommend that investors limit their aggregate investment in shares of CVMC REIT, Inc. and other similar direct participation investments to not more than 10% of their liquid net worth. For purposes of this recommendation for Kansas investors, liquid net worth is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     9. For residents of Kentucky, Michigan and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner     Co-Owner     10. For residents of Iowa, Maine and Ohio only: My (our) investment in CVMC REIT, Inc. and all affiliates of CVMC REIT, Inc. does not exceed 10% of my (our) liquid net worth.

Owner     Co-Owner     11. For residents of North Dakota: My (our) net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner     Co-Owner     12. An Oregon investor’s maximum investment in the issuer and its affiliates may not exceed 10% of their net worth.

Owner     Co-Owner     13. For residents of Nebraska only: I (we) either: (i) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $100,000 and an annual income of $70,000, or (ii) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $350,000. In addition, my (our) investment does not exceed ten percent of my (our) net worth (excluding home, home furnishings and automobiles).

11. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc., continued

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, CVMC REIT, INC. WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor:     Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian:     Date:

12. Subscriber Signatures for Product 1

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner     Co-Owner     1. I have received the final Prospectus of Product 1 at least five business days before signing the Subscription

Agreement.

Owner     Co-Owner     2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.” I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner     Co-Owner     3. I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner     Co-Owner     4. I am purchasing the shares for the account referenced in Section 3.

Owner     Co-Owner     5. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

Owner     Co-Owner     6. California: In addition to the suitability standards noted above, a California investor’s total investment in us shall not exceed 10% of his or her net worth.

Owner     Co-Owner     7. Iowa: In addition to the suitability standards noted above, an Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     8. Kansas: In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     9. Kentucky: In addition to the suitability standards noted above, a Kentucky investor must have (i) either gross annual income of at least $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or (ii) a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in these securities.

Owner     Co-Owner     10. Maine: In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

12. Subscriber Signatures for Product 1, continued

Owner     Co-Owner     11. Massachusetts: In addition to the suitability standards noted above, the Massachusetts Securities Division recommends that an investor’s aggregate investment in this offering and similar offerings, including direct participation investments, not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Owner     Co-Owner     12. Nebraska: In addition to the suitability standards noted above, a Nebraska investor must have either (a) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (b) a net worth (not including home, furnishings and personal automobiles) of at least $500,000. In addition, a Nebraska investor may not invest more than 10% of his or her net worth in this offering.

Owner     Co-Owner     13. New Jersey: In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends than an investor’s aggregate investment in this offering and similar direct participation program investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.”

Owner     Co-Owner     14. New Mexico: In addition to the suitability standards noted above, a New Mexico resident’s investment should not exceed 10% of his or her liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     15. North Dakota: In addition to the suitability standards noted above, North Dakota requires that shares may only be sold to residents of North Dakota that represent they have a net worth of at least ten times their investment in the issuer and its affiliates and that they meet one of the established suitability standards.

Owner     Co-Owner     16. Oklahoma: In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles.)

Owner     Co-Owner     17. Ohio: In addition to the suitability standards noted above, it shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded business development programs to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Owner     Co-Owner     18. Oregon: In addition to the suitability standards noted above, an Oregon investor must limit is or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Owner     Co-Owner     19. Texas: In addition to the suitability standards noted above, Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, PRODUCT 1 WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

By signing below, you also acknowledge that:

You do not expect to be able to sell your shares regardless of how we perform.

If you are able to sell your shares, you will likely receive less than your purchase price.

We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

Beginning the second quarter of 2013, we intend to implement a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase.

You may not have access to the money you invest for an indefinite period of time.

An investment in our shares is not suitable for you if you need access to the money you invest.

Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Previous distributions to stockholders were funded from temporary fee reductions that are subject to repayment to our Adviser. These distributions were not based on our investment performance and may not continue in the future. If our Adviser had not agreed to make expense support payments, these distributions would have come from your paid in capital. The reimbursement of these payments owed to our Adviser will reduce the future distributions to which you would otherwise be entitled.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor:     Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian:     Date:

13. Subscriber Signatures for Product 2

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner     Co-Owner     1. A copy of the prospectus of Product 2 has been delivered or made available to me. In addition, I acknowledge that from time to time following the escrow period, the purchase price per unit may change and I can access this information through Product 2’s website.

Owner     Co-Owner     2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”

Owner     Co-Owner     3. I acknowledge that there is no public market for the units and, thus, my investment in units is not liquid.

Owner     Co-Owner     4. I am purchasing the units for the account referenced above.

Owner     Co-Owner     5. I acknowledge that I will not be admitted as a unitholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the units.

Owner     Co-Owner     6. California: In addition to the minimum suitability standards described above, a California investor must have either: (i) a minimum net worth of $350,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $85,000 and a net worth of $150,000 (exclusive of home, auto and furnishings). In addition, a California investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

Owner     Co-Owner     7. Iowa: In addition to the minimum suitability standards described above, the state of Iowa requires that each Iowa investor limit his or her investment in the issuer to a maximum of 10% of his or her liquid net worth, which is defined as cash and/or cash equivalents.

Owner     Co-Owner     8. Kansas: In addition to the minimum suitability standards described above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in the issuer and other non-traded business development companies. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with GAAP.

Owner     Co-Owner     9. Kentucky: In addition to the minimum suitability standards described above, all Kentucky residents who invest in the issuer must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 or a minimum net worth of $300,000. In addition, Kentucky investors must limit his or her investment in the issuer to 10% of his or her liquid net worth.

13. Subscriber Signatures for Product 2, continued

Owner     Co-Owner     10. Maine: In addition to the minimum suitability requirements, it is recommended that Maine investors limit their investment in the issuer and in the securities of similar programs to not more than 10% of their liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     11. Massachusetts: In addition to the suitability described above, Massachusetts investors may not invest more than 10% of their liquid net worth in the issuer and other non-traded direct participation programs. For Massachusetts residents, “liquid net worth” is that portion of an investor’s net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     12. Nebraska: In addition to the suitability standards described above, a Nebraska investor must have either (i) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $500,000. In addition, a Nebraska investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

Owner     Co-Owner     13. New Jersey: In addition to the suitability standards described above, New Jersey investors must limit their investment in the issuer, the issuer’s affiliates, and in other non-traded business development companies to not more than 10% of their liquid net worth. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Owner     Co-Owner     14. New Mexico: In addition to the minimum suitability standards described above, a New Mexico investor’s maximum investment in the issuer may not exceed 10% of such investor’s liquid net worth.

Owner     Co-Owner     15. North Dakota: In addition to the minimum suitability standards described above, North Dakota investors must represent that, in addition to the standards listed above, they have a net worth of at least ten times their investment in the issuer.

Owner     Co-Owner     16. Ohio: In addition to the minimum suitability standards described above, an Ohio investor must have a liquid net worth of at least ten times such Ohio resident’s investment in the issuer and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Owner     Co-Owner     17. Oklahoma: In addition to the minimum suitability standards described above, an Oklahoma resident’s investment in the issuer must not exceed ten percent (10%) of their liquid net worth.

Owner     Co-Owner     18. Oregon: In addition to the minimum suitability standards described above, Oregon investors must have a net worth of at least ten times their investment in the issuer.

Owner     Co-Owner     19. Texas: Texas residents purchasing units (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in the issuer, the issuer’s affiliates and in other non-traded business development companies. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF MY SUBSCRIPTION IS ACCEPTED, PRODUCT 2 WILL SEND ME CONFIRMATION OF MY PURCHASE AFTER I HAVE BEEN ADMITTED AS A UNITHOLDER. NO SALE OF UNITS OF PRODUCT 2 MAY BE COMPLETED UNTIL AT LEAST FIVE BUSINESS DAYS AFTER I RECEIVE THE FINAL PROSPECTUS.

The undersigned hereby applies to purchase units in PRODUCT 2 in accordance with the terms and conditions of the limited liability company operating agreement attached as Exhibit A to the Prospectus.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either (a) I am exempt backup withholding, (b) because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, (iii) I am a U.S. citizen or a U.S. person and (iv) I am exempt from FATCA reporting.

Signature of Investor:     Date:

Signature of Joint Investor or

for Qualified Plans, of Trustee/Custodian:     Date:

MAILING INSTRUCTIONS

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

For Paperwork (including the Subscription Agreement):

Regular Mail     Overnight Mail     Subscription Agreements may be faxed to:

Investment Processing Department     Investment Processing Department

c/o DST Systems, Inc.     c/o DST Systems, Inc.     855.223.2474

P.O. Box 219731     430 W. 7th Street

Kansas City, MO 64121-9731     Kansas City, MO 64105

Toll Free: 877.907.1148     Toll Free: 877.907.1148

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. and/or Product 2 Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/or Product 2, as applicable, or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871916944

FAO: (Include Account Title)

Product 2 Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Product 2” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

UMB Bank, N.A., as Escrow Agent for

Product 2

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9872012763

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for

Product 1

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871976289

FAO: (Include Account Title)

Product 1 Logo

Product 2 Logo

Investor Instructions

This subscription agreement is not valid for use in AL, AR or TN.

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1. Investment

PLEASE NOTE: Money orders, traveler’s checks, starter checks, foreign checks, counter checks, third-party checks or cash will not be accepted.

A minimum initial investment of $2,000 is required, except in New York, where the minimum investment is $2,500 for Carter Validus Mission Critical REIT and/or Product 1. For Product 2 a minimum initial investment of $2,000 is required. In no event shall any investment be less than $100.

2. Unit Class (Product 2 Only)

Please consult with your financial representative and check the appropriate box to indicate the class of units you intend to purchase.

3. Account Type - Check one box only

Please check the appropriate box to indicate the account type of the subscription.

4. Investor Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including Product 2, to obtain, verify and record information that identifies each person who opens an account or person(s) authorized to effect transactions in an account. When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. Some or all of this information will be used to verify the identity of all persons opening an account.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment.

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

All investors must provide a taxpayer identification number or social security number. By signing in Section 11 and/or 12 and/or 13, you are certifying that this number is correct.

5. Investment Title

Please print the exact name(s) in which shares and/or units are to be registered.

For trusts, include the name of the trust and the name of the trustee.

For qualified plans, include the custodian name, plan name, and individual name, if applicable.

For IRAs, include the custodian name and individual name.

For entities, include the entity name.

6. Third Party Custodian Information

Complete this section for ALL retirement accounts, as well as non-retirement accounts that have elected to use a third party custodian.

Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian is responsible for sending payments pursuant to the instructions as set forth below.

If you would like to purchase shares and/or units through an IRA account, First Trust Retirement has agreed to act as IRA custodian for such purpose for each of Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2. In addition, Community National Bank has agreed to act as IRA Custodian for purchases of Carter Validus Mission Critical REIT only or for joint purchases with Product 1 and/or Product 2; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with First Trust Retirement, Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2 will pay the first-year annual IRA maintenance fees of such accounts with First Trust Retirement. If you would like to establish a new IRA account with Community National Bank, Carter Validus Mission Critical REIT will pay the first-year annual IRA maintenance fees of such accounts with Community National Bank. Thereafter, investors will be responsible for the annual IRA maintenance fees which are currently $25 per account per year. A separate IRA application from First Trust Retirement must be completed and can be found in the Product 2 Combined/Traditional Roth Package. Further information about custodial services is available through your financial representative or our dealer manager.

Over Please

7. Distribution Information (Choose one or more of the following options)

PLEASE NOTE: If you elect to participate in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, you must agree that if at any time you cannot make the investor representations or warranties set forth in the Prospectus or the Subscription Agreement relating to such investment, you must promptly notify the Investment Processing Department for Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 in writing of that fact. This request in no way shifts the responsibility of the fund’s sponsor, or any other person selling units on behalf of the fund to you, to make every reasonable effort to determine that the purchase of the fund’s shares and/or units is a suitable and appropriate investment based on information provided by you.

Complete this section to (1) enroll in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, (2) to elect to receive distributions by direct deposit and/or (3) to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the Distribution Reinvestment Plan. You must indicate the percentage of our distribution to be applied to each option selected and the sum of the allocations must equal 100%. The same distribution options and percentages will be used across all funds unless you indicate otherwise by requesting and attaching an Account Update Form for each fund and specifying the different options and distribution percentages individually for each fund. (If you do not complete this section, distributions will be paid to the registered owner at the address in Section 5. IRA accounts may not direct distributions without the third party custodian’s approval.)

8. Broker - Dealer and Registered Representative Information

PLEASE NOTE: The Financial Representative or Broker-Dealer or Registered Investment Advisor must complete and sign this section of the Subscription Agreement. All fields are mandatory.

Required Representations: By signing Section 8, the registered representative of the Broker-Dealer or Registered Investment Advisor confirms on behalf of the Broker-Dealer or Registered Investment Advisor that he or she:

has reasonable grounds to believe the information and representations concerning the investor identified herein are true, correct, and complete in all respects;

has discussed the investor’s prospective purchase of shares and/or units with such investor;

has advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and/or units and other fundamental risks related to the investment in the shares and/or units, the restrictions on transfer of the shares and/or units and the risk that the investor could lose his or her entire investment in the shares and/or units;

has delivered to the investor the Prospectus required to be delivered in connection with this subscription;

has reasonable grounds to believe the investor is purchasing these shares and/or units for the account referenced in Section 3, and has reasonable grounds to believe the purchase of shares and/or units is a suitable investment for such investor, and such investor meets the suitability standards applicable to the investor set forth in the Prospectus and such investor is in a financial position to enable the investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

In addition, the registered representative of the Broker-Dealer or Registered Investment Advisor represents that he or she and the Broker-Dealer or Registered Investment Advisor, (i) are duly licensed and may lawfully offer and sell the shares and/or units in the state where the investment was made and in the state designated as the investor’s legal residence in Section 4; and (ii) agree to maintain records of the information used to determine that an investment in shares and/or units is suitable and appropriate for the investor for a period of six years.

9. Limited Liability Company Agreement (Product 2 Only)

By signing the Subscription Agreement, you agree to be bound by the terms of our operating agreement and any of its amendments or supplements and authorize Product 2 to make all filings of certificates, instruments, agreements or other documents as may be required or advisable under Delaware law.

10. Electronic Delivery (Optional)

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockholder and/or unitholder communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or unitholder communications from Product 2. For Product 2 unitholders, if you would like to consent to electronic delivery please visit our website at www.Product2.com. For CVMC REIT, Inc. and/or Product 1 stockholders, if you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or Product 1 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/or Product 1 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications.

11. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations in paragraph (1) through (5). If a New Jersey resident you must also initial paragraph (6), if a California resident you must also initial paragraph (7), if a Kansas or Massachusetts resident you must also initial paragraph (8), if a Kentucky, Michigan or Pennsylvania resident you must also initial paragraph (9), if an Iowa, Maine or Ohio resident you must also initial paragraph (10), if a North Dakota resident you must also initial paragraph (11), if an Oregon resident you must also initial paragraph (12) and if a Nebraska resident you must also initial paragraph (13). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Carter Validus Mission Critical REIT, Inc. Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

12. Subscriber Signatures for Product 1

Please separately initial each of the representations in paragraph (1) through (5). If a California resident you must also initial paragraph (6), if an Iowa resident you must also initial paragraph (7), if a Kansas resident you must also initial paragraph (8), if a Kentucky resident you must also initial paragraph (9), if a Maine resident you must also initial paragraph (10), if a Massachusetts resident you must also initial paragraph (11), if a Nebraska resident you must also initial paragraph (12), if a New Jersey resident you must also initial paragraph (13), if a New Mexico resident you must also initial paragraph (14), if a North Dakota resident you must also initial paragraph (15), if an Oklahoma resident you must also initial paragraph (16), If an Ohio resident you must also initial paragraph (17), if an Oregon resident you must also initial paragraph (18) and if a Texas resident you must also initial paragraph (19). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 12 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

13. Subscriber Signatures for Product 2

Please separately initial each of the representations in paragraph (1) through (5). If a California resident you must also initial paragraph (6), if an Iowa resident you must also initial paragraph (7), if a Kansas resident you must also initial paragraph (8), if a Kentucky resident you must also initial paragraph (9), if a Maine resident you must also initial paragraph (10), if a Massachusetts resident you must also initial paragraph (11), if a Nebraska resident you must also initial paragraph (12), if a New Jersey resident you must also initial paragraph (13), if a New Mexico resident you must also initial paragraph (14), if a North Dakota resident you must also initial paragraph (15), if an Ohio resident you must also initial paragraph (16), if an Oklahoma resident you must also initial paragraph (17), if a Oregon resident you must also initial paragraph (18) and if a Texas resident you must also initial paragraph (19). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 13 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

MAILING INSTRUCTIONS

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

For Paperwork (including the Subscription Agreement):

Regular Mail    Overnight Mail    Subscription Agreements may be faxed to:

Investment Processing Department    Investment Processing Department    855.223.2474

c/o DST Systems, Inc.    c/o DST Systems, Inc.

P.O. Box 219731    430 W. 7th Street

Kansas City, MO 64121-9731    Kansas City, MO 64105

Toll Free: 877.907.1148    Toll Free: 877.907.1148

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. and/or Product 2 Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/or Product 2, as applicable, or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871916944

FAO: (Include Account Title)

Product 2 Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Product 2” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

UMB Bank, N.A., as Escrow Agent for

Product 2

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9872012763

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for

Product 1

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871976289

FAO: (Include Account Title)

2/14    SC0119-B